

p.E 12/31/06

AR/S



0-28815

First Litchfield Financial Corporation

AND ITS SUBSIDIARIES



Rooted in Opportunity

2006 ANNUAL REPORT

To Our Shareholders

Two thousand and six was both a rewarding and challenging year for our Company, First Litchfield Financial Corporation and its subsidiary, The First National Bank of Litchfield.

Recognizing that the operating environment is ever changing and that opportunities for growth in our established markets have become limited, significant investment has been made in the future of the organization. Management and the Board are committed to developing strategies that will create long term value for shareholders and meet the ever changing needs of the communities we serve. There are times when the implementation of these strategies may negatively impact earnings performance in the short term. We believe, however, that the actions undertaken by us in 2006 will pave the way for enhanced earnings opportunities in the longer term.



The First National Bank of Litchfield Officers, standing left to right: Joelene E. Smith, Senior Vice President, Bank Operations, Robert E. Teittinen, Senior Vice President & Senior Loan Officer, CRA Officer, Joseph J. Greco, President & Chief Executive Officer, Frederick F. Judd, III, Senior Vice President, Trust & Wealth Management, Glenn R. Mason, President, First Litchfield Leasing Corporation, Carroll A. Pereira, Senior Vice President & Chief Financial Officer

During 2006 we implemented product strategies to fortify our future earnings capacity, including the following:

- Increased by one third the number of full service banking facilities. Opened two new full service branches in the two new market areas of Canton and New Milford. A third new full service branch was opened in Torrington in the old Hilltop Inn. These new branches enhance our growth prospects for deposits, loans and fee income.
- Added key new management personnel in trust, wealth management, marketing, lending and branch administration, resulting in enhanced management depth and expansion of new client relationships.
- Launched First Litchfield Leasing, a middle market equipment leasing operation that increases our commercial lending capabilities and expands our market opportunities.
- Completed our evaluation and began the conversion process to a new state of the art data processing system, which went on line in early 2007. This new system will increase our capabilities to better serve our customers and also brings efficiencies to our operations.
- Achieved significant loan growth of 22.5% or $54 million, deposit growth of 20% or $56 million.

Costs related to new branch openings, including increased personnel expense, pre-opening expense, branch launch promotion expense, and other related expenses contributed to reduced 2006 earnings. Although we are encouraged about the growth of these new branches, they may continue to affect earnings in the short term.

A major challenge in 2006 was the interest rate environment and a continuing flat to inverted yield curve. This resulted in significant increases in the Bank's cost of funds, while limiting our ability to increase our interest revenues proportionally. Despite loan and deposit growth, net interest income decreased by 9.8% or $1,380,000 from 2005. We continue to position the Bank's balance sheet for a return to a more normal interest rate environment.

Net income for 2006 totaled $1,409,000 or $.62 and $.63 diluted and basic earnings per share respectively. This represents a significant decrease from the 2005 level of $4,036,000 or $1.78 and $1.80. Return on average shareholders' equity decreased from the 2005 level of 16% to 5% in 2006.

Consistent with our goal of better positioning the organization for the future, we repositioned the investment portfolio and de-leveraged the Bank's balance sheet at year end 2006. As reported during the fourth quarter, $35,000,000 in low yielding investment securities were sold, resulting in a one time charge to earnings of $649,000. The sale also allowed us to reduce our levels of expensive wholesale funding. We are confident that this transaction will positively impact future earnings. The result of the restructuring was to reduce non-interest income by $626,000 from the 2005 level of $2,899,000 to $2,273,000.


Diluted Earnings per Share
$.62
$1.78
$1.74
$1.25
$1.00
2006
2005
2004
2003
2002

Other areas of non-interest income provided strong results in 2006. We have made significant investment in our wealth management division, by expanding our wealth management services and the array of service offerings for our retail and commercial clients. As a result, fees from wealth management services were up $160,000 to $1,136,000, an increase of 16.4% over 2005.


Total Assets
$501
$424
$307
2006
2005
2004
2003
2002

Banking service charges and fees increased 20.7% or $211,000 from 2005, as a result of revenue opportunities from deposit accounts and cash management services.

Asset quality continues to be a major strength of this organization. Strong growth in loans has not come at the expense of decreased underwriting standards. Our portfolios are conservatively underwritten. Our loss experience in our loan portfolio continues to be minimal. Because of this impressive loss experience, our funding of the reserves for loan losses was done at a level to keep pace with loan growth, increasing our provision by 23.9% to $420,000 in 2006. This level represents Management's best estimate of the amount needed to maintain an allowance that the Company believes sufficient to absorb estimated probable losses inherent in the loan portfolio.


Total Loans
(and loans held for sale)
$242
2006
2005
2004
2003
2002

Finally, despite the disappointing earnings results for 2006, we are confident about the future prospects for this organization. Consistent with that confidence, we have maintained our cash dividend for 2006 at the same level as 2005.


Return on Average Equity
5.4%
15.9%
17.3%
13.0%
11.3%
2006
2005
2004
2003
2002

We will remain focused on managing the prudent growth of our franchise and continuing to build shareholder value. On behalf of the Board of Directors, Management and the Employees of our company, I wish to extend my sincerest appreciation for your continued dedication and support over the last year.

Sincerely,



Joseph J. Greco
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
PROCESSING
RECEIVED
APR 1 9 2007
WASH, D.C.
203
SECTION

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 0-28815

FIRST LITCHFIELD FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1241321
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
13 North Street, Litchfield, CT	06759
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (860) 567-8752

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

(Title of Class)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes___ No _X

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes___ No _X

Indicate by check mark whether the Registrant: (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. Yes ___ No _X

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer _______Accelerated filer________ Non-accelerated filer _X

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes
No _X

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter: $48,214,349.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the Registrant's classes of common equity, as of the latest practicable date.

March 2, 2007 - 2,257,546

DOCUMENTS INCORPORATED BY REFERENCE

PART III. Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Business of the Company

First Litchfield Financial Corporation, a Delaware corporation (the "Company") is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was formed in 1988 and has one banking subsidiary, The First National Bank of Litchfield (the "Bank"), a national banking association organized under the laws of the United States. The Bank and its predecessors have been in existence since 1814. The principal executive office of the Company is located at 13 North Street, Litchfield, CT 06759, and the telephone number is (860) 567-8752. The Company owns all of the outstanding shares of the Bank. The Bank has three subsidiaries, Lincoln Corporation, and Litchfield Mortgage Service Corporation, which are Connecticut corporations, and First Litchfield Leasing Corporation which is a Delaware corporation. The Bank holds a majority ownership position, in First Litchfield Leasing Corporation. The purpose of Lincoln Corporation is to hold property such as real estate, personal property, securities, or other assets, acquired by the Bank through foreclosure or otherwise to compromise a doubtful claim or collect a debt previously contracted. The purpose of Litchfield Mortgage Service Corporation is to operate as a passive investment company in accordance with Connecticut law. During the fourth quarter of 2006, The Bank formed First Litchfield Leasing Corporation for the purpose of providing equipment financing and leasing products. On June 26, 2003, the Company formed First Litchfield Statutory Trust I for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company, and on June 26, 2003, the first series of trust preferred securities were issued. During the second quarter of 2006, the Company formed a second statutory trust, First Litchfield Statutory Trust II ("Trust II"). The Company owns 100% of Trust II's common stock. Trust II exists for the sole purpose of issuing trust securities and investing the proceeds in subordinated debentures issued by the Company. In June 2006, Trust II issued its first series of trust preferred securities.

The Bank engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals, and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services. The business of the Bank is not significantly affected by seasonal factors.

The Bank's lending services include commercial, real estate, and consumer installment loans. Revenues from the Bank's lending activities constitute the largest component of the Bank's operating revenues. The loan portfolio constitutes the major earning asset of the Bank and offers the best alternative for maximizing interest spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit, which exceeds the authority of the loan officer, is forwarded to the loan committee for approval. The loan committee is composed of various experienced loan officers and Bank directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Bank's primary lending area generally includes towns located in Litchfield and Hartford counties.

The Bank's Trust Department provides a wide range of personal and corporate trust and trust-related services, including serving as executor of estates, as trustee under testamentary and intervivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, and as escrow agent under various agreements.

The Bank introduces new products and services as permitted by the regulatory authorities or desired by the public. The Bank remains committed to meeting the challenges that require technology. In addition to providing its customers with access to the latest technological products, such as telephone banking, which allows customers to handle routine transactions using a standard touch tone telephone, the Bank is accessible via a home page on the Internet. The Bank offers PC banking and bill paying via the Internet at its Website. Also, the Bank offers a cash management product; *e-Business Advantage*, which is geared toward small businesses, municipal and nonprofit customers and provides 24-hour online account management including real-time account monitoring, managing cash flow, collecting and making payments electronically, as well as transferring idle cash.

Competition

In Connecticut generally, and in the Bank's primary service area specifically, there is intense competition in the commercial banking industry. The Bank's market area consists principally of towns located in Litchfield County and Hartford County, although the Bank also competes with other financial institutions in surrounding counties in Connecticut in obtaining deposits and providing many types of financial services. The Bank competes with larger regional banks for the business of companies located in the Bank's market area. The Bank also competes with savings and loan associations, credit unions, finance companies, personal loan companies, money market funds and other non-depository financial intermediaries. Many of these financial institutions have resources many times greater than those of the Bank. In addition, new financial intermediaries such as money-market mutual funds and large retailers are not subject to the same regulations and laws that govern the operation of traditional depository institutions.

Changes in federal and state law have resulted in, and are expected to continue to result in, increased competition. The reductions in legal barriers to the acquisition of banks by out-of-state bank holding companies resulting from implementation of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other recent and proposed changes are expected to continue to further stimulate competition in the markets in which the Bank operates, although it is not possible to predict the extent or timing of such increased competition. [See Risk Factors]

Lending Activities

The Bank's lending policy is designed to correspond with its mission of remaining a community-oriented bank. The loan policy sets forth accountability for lending functions in addition to standardizing the underwriting, credit and documentation procedures. The Bank's target market regarding lending is in the towns in which a Bank office is located and contiguous towns. The typical loan customer is an individual or small business, which has a deposit relationship with the Bank. The Bank strives to provide an appropriate mix in its loan portfolio of commercial loans and loans to individual consumers.

Loan Portfolio

The Bank's loan portfolio at December 31, 2006 - 2002 was comprised of the following categories:

		(Dollar Amounts in Thousands) December 31,				
		2006	2005	2004	2003	2002
Commercial		$ 26,950	$ 21,151	$ 17,911	$ 20,754	$ 10,531
Real Estate						
	Construction	30,606	28,549	11,597	9,228	9,994
	Residential	177,082	145,927	148,662	126,317	123,393
	Commercial	53,318	42,145	33,655	27,022	30,536
Installment		7,168	4,334	6,315	8,057	14,272
Others		172	47	80	86	51
	Total Loans	$ 295,296	$ 242,153	$ 218,220	$ 191,464	$ 188,777

The following table reflects the maturity and sensitivities of the Bank's loan portfolio at December 31, 2006.

	(Dollar Amounts in Thousands)			
	One Year or less	After one year through five years	Due after five years	Total loans
Commercial	$ 14,292	$ 6,407	$ 6,251	$ 26,950
Real Estate				
Construction	1,690	7,861	21,055	30,606
Residential	41,495	27,082	108,505	177,082
Commercial	5,471	13,794	34,053	53,318
Installment	1,364	4,233	1,571	7,168
Others	-	-	172	172
Total Loans	$ 64,312	$ 59,377	$ 171,607	$ 295,296

At December 31, 2006, loans maturing after one year included approximately: $138,473,000 in fixed rate loans and $92,511,000 in variable rate loans.

Investment Securities

The primary objectives of the Bank's investment policy are to provide a stable source of interest income, to provide adequate liquidity necessary to meet short and long-term changes in the mix of its assets and liabilities, to provide a means to achieve goals set forth in the Bank's interest rate risk policy and to provide a balance of quality and diversification to its assets. The available-for-sale portion of the investment portfolio is expected to provide funds when demand for acceptable loans increases and is expected to absorb funds when loan demand decreases.

At December 31, 2006 the carrying value of the Bank's investment portfolio was $147,820,791 or 30% of total assets. There were no Federal Funds Sold as of December 31, 2006.

The table below presents the amortized cost and fair values of investment securities held by the Bank at December 31, 2006 and 2005.

	(Dollar Amounts in Thousands)			
	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale	$ 150,895	$ 147,780	$ 187,128	$ 182,900
Held-to-maturity	41	40	49	48
	$ 150,936	$ 147,820	$ 187,177	$ 182,948

The following tables present the maturity distribution of investment securities at December 31, 2006, and the weighted average yields of such securities. The weighted average yields were calculated based on the amortized cost and tax-effective yields to maturity of each security.

Held-to-maturity

(Dollar Amounts in Thousands)

	One Year Or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	No Maturity	Total	Weighted Average Yield
Mortgage-Backed Securities	$ 13	$ 28	$ -	-	-	$ 41	7.48%
Weighted Average Yield	7.16%	7.63%	-	-	-	7.48%	-

Available-for-sale (1)

U.S. Agencies and Corporations	$ 5,000	$ 10,012	$ 24,992	$ 3,000	-	$43,004	4.30%
State and Municipal & Other	-	-	1,790	40,677	2,000	44,467	5.72%
Mortgage-Backed Securities	14,790	44,883	3,751	-	-	63,424	4.92%
Total	$ 19,790	$ 54,895	$ 30,533	$ 43,677	2,000	$150,895	4.98%
Weighted Average Yield	4.81%	4.74%	4.79%	6.42%	4.00%	4.98%	-
Total Portfolio	$ 19,803	$ 54,923	$ 30,533	$ 43,677	2,000	$150,936	4.98%
Total Weighted Average Yield	4.62%	4.75%	4.79%	6.42%	4.00%	4.98%	-

(1) Dollars shown at amortized cost amounts.

Deposits

The following table summarizes average deposits and interest rates of the Bank for the years ended December 31, 2006, 2005 and 2004.

	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$ 65,047	-	$ 61,375	-	$ 54,333	-
Money market deposits	74,200	2.20%	88,285	1.14%	106,266	1.17%
Savings deposits	48,141	.67%	55,167	.21%	56,174	.27%
Time deposits	115,559	4.05%	84,771	2.73%	89,530	2.51%
Total deposits	$ 302,947	2.19%	$ 289,598	1.18%	$ 306,303	1.19%

Fixed rate certificates of deposit in amounts of $100,000 or more at December 31, 2006 are scheduled to mature as follows:

(Dollar Amounts in Thousands)	
Three months or less	$ 47,670
Over three, through six months	14,669
Over six, through twelve months	9,489
Over twelve months	953
Total	$ 72,781

Return on Equity and Assets

The following table summarizes various operating ratios of the Company for the past three years:

	Years ended December 31,		
	2006	2005	2004
Return on average total assets (net income divided by average total assets)	.29%	.91%	.93%
Return on average shareholders' equity (net income divided by average shareholders' equity)	5.43	15.94	17.33
Equity to assets (average shareholders' equity as a percent of average total assets)	5.31	5.74	5.34
Dividend payout ratio	92.68	29.21	25.10

Asset/Liability Management

A principal objective of the Bank is to reduce and manage the exposure of changes in interest rates on its results of operations and to maintain an approximate balance between the interest rate sensitivity of its assets and liabilities within acceptable limits. While interest-rate risk is a normal part of the commercial banking activity, the Bank desires to minimize its effect upon operating results. Managing the rate sensitivity embedded in the balance sheet can be accomplished in several ways. By managing the origination of new assets and liabilities, or the rollover of the existing balance sheet assets, incremental change towards the desired sensitivity position can be achieved. Hedging activities, such as the use of interest rate caps, can be utilized to create immediate change in the sensitivity position.

The Bank monitors the relationship between interest earning assets and interest bearing liabilities by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Bank's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-bearing liabilities maturing or repricing and the amount of interest-earning assets maturing or repricing for the same period of time. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to increase net interest income. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to adversely affect net interest income.

The information presented in the interest sensitivity table is based upon a combination of maturities, call provisions, repricing frequencies, prepayment patterns and management judgment. The distribution of variable rate assets and liabilities is based upon the repricing interval of the instrument. Management estimates that less than 20% of savings products are sensitive to interest rate changes based upon analysis of historic and industry data for these types of accounts.

The following table summarizes the repricing schedule for the Bank's assets and liabilities and provides an analysis of the Bank's periodic and cumulative GAP positions.

	(Dollar Amounts in Thousands) As of December 31, 2006 Repriced Within			
	Under 3 Months	4 to 12 Months	1 to 5 Years	Over 5 Years
Securities available-for-sale	$ 3,758	$ 17,830	$54,464	$74,843
Securities held-to-maturity	3	25	13	-
Loan Portfolio	78,354	19,156	88,187	109,599
Other	-	-	-	4,749
Total interest earning assets	82,115	37,011	142,664	189,191
Interest-bearing liabilities				
Money Market	11,944	-	59,136	-
Savings	2,265	6,796	36,244	-
Time	76,851	64,455	7,236	-
Total interest-bearing deposits	91,060	71,251	102,616	-
Borrowed funds	68,960	26,500	31,050	10,000
Total interest-bearing liabilities	160,020	97,751	133,666	10,000
Periodic gap	$ (77,905)	$(60,740)	$ 8,997	$ 179,191
Cumulative gap	$ (77,905)	$(138,645)	$(129,648)	$ 49,543
Cumulative gap as a percentage of total earning assets	(17.27)%	(30.74)%	(28.75)%	10.99%

Supervision and Regulation

The Bank is chartered under the National Bank Act and is subject to the supervision of, and is regularly examined by, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation ("FDIC").

The Company is a bank holding company within the meaning of the Bank Holding Company Act ("BHC Act"), and as such, is registered with the Federal Reserve Board ("FRB"). Accordingly, the Company is subject to the supervision of the FRB and is subject to the Federal BHC Act. The Company, as a bank holding company, is also subject to the Connecticut Bank Holding Company laws. Certain legislation and regulations affecting the business of the Company and the Bank are discussed below.

General

As a bank holding company, the Company is subject to the BHC Act. The Company reports to, registers with, and is examined by the FRB. The FRB also has the authority to examine the Company's subsidiaries, which includes the Bank.

The FRB requires the Company to maintain certain levels of capital. See "Capital Standards" herein. The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations, or conditions imposed in writing by the FRB. See "Prompt Corrective Action and Other Enforcement Mechanisms" herein.

Under the BHC Act, a company generally must obtain the prior approval of the FRB before it exercises a controlling influence over, or acquires, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of, any bank or bank holding company. Thus, the Company is required to obtain the prior approval of the FRB before it acquires merges or consolidates with any bank, or bank holding company. Any company seeking to acquire, merge or consolidate with the Company also would be required to obtain the FRB's approval.

The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

Transactions between the Company, the Bank and any future subsidiaries of the Company are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees, which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. The Company may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the Company may not sell a low-quality asset to a depository institution subsidiary.

Capital Standards

The FRB, OCC and other federal banking agencies have adopted risk-based minimum capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off- balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, non-cumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of limited amounts of the allowance for loan losses, unrealized gains on equity securities and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance sheet items of 4%.

In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is

3%. It is improbable; however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

The following table presents the capital ratios for the Company and the Bank as of December 31, 2006:

	The Company's Ratio	The Bank's Ratio	Minimum Regulatory Capital Level
RISK-BASED CAPITAL RATIO:			
Total Capital	13.25%	12.24%	8%
Tier 1 Capital	12.57%	11.55%	4%
TIER 1 LEVERAGE CAPITAL RATIO:	7.55%	6.94%	4%

Prompt Corrective Action and Other Enforcement Mechanisms

Each federal banking agency is required to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An insured depository institution generally is classified in the following categories based on capital measures indicated below:

"Well-Capitalized":

Total risk-based capital of 10% or more;
Tier 1 risk-based ratio capital of 6% or more; and
Leverage ratio of 5% or more.

"Adequately Capitalized":

Total risk-based capital of at least 8%;
Tier 1 risk-based capital of at least 4%; and
Leverage ratio of at least 4%.

"Undercapitalized":

Total risk-based capital less than 8%
Tier 1 risk-based capital less than 4%; or
Leverage ratio less than 4%.

"Significantly Undercapitalized":

Total risk-based capital less than 6%
Tier 1 risk-based capital less than 3%; or
Leverage ratio less than 3%.

"Critically Undercapitalized":

Tangible equity to total assets less than 2%.

An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action. In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company. The Bank is classified as "well-capitalized" under the above guidelines.

Safety and Soundness Standards

The federal banking agencies have established safety and soundness standards for insured financial institutions covering: (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality and earnings; (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss; and (9) information security standards. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. These guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency.

Dividends and Other Distributions

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal Law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

The Company's ability to pay dividends depends in large part on the ability of the Bank to pay dividends to the Company. The ability of the bank to pay dividends is subject to restrictions set forth in the National Banking Act and regulations of the OCC. See "Market Price for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" herein.

Additionally, a bank may not make any capital distribution, including the payment of dividends, if, after making such distribution, the bank would be in any of the "under- capitalized" categories under the OCC's Prompt Corrective Action regulations.

The OCC also has the authority to prohibit the Bank from engaging in business practices, which the OCC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that the OCC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC Insurance

The Bank's deposits are insured through the Deposit Insurance Fund of the FDIC up to a maximum of $100,000 per separately insured depositor. The federal deposit insurance limits on certain retirement accounts are separately insured by the FDIC up to $250,000.

Inter-Company Borrowings

Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (2) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the FRB), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Effects of Government Policy

Legislation adopted in recent years has substantially increased the scope of regulations applicable to the Bank and the Company and the scope of regulatory supervisory authority and enforcement power over the Bank and the Company.

Virtually every aspect of the Bank's business is subject to regulation with respect to such matters as the amount of reserves that must be established against various deposits, the establishment of branches, reorganizations, nonbanking activities and other operations. Numerous laws and regulations also set forth special restrictions and procedural requirements with respect to the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

The descriptions of the statutory provisions and regulations applicable to banks and bank holding companies set forth above do not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on the Bank and the Company are difficult to determine.

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 provides bank holding companies, banks, securities firms, insurance companies, and investment management firms the option of engaging in a broad range of financial and related activities by opting to become a "financial holding company." These holding companies are subject to oversight by the FRB, in addition to other regulatory agencies. Under the financial holding company structure, banks have the ability to purchase or establish broker/dealer subsidiaries, as well as the option to purchase insurance companies. Additionally, securities and insurance firms are permitted to purchase full-service banks.

As a general rule, the individual entities within a financial holding company structure are regulated according to the type of services provided which is referred to as functional regulation. Under this approach, a financial holding company with banking, securities, and insurance subsidiaries will have to interact with several regulatory agencies (e.g., appropriate banking agency,

Securities and Exchange Commission ("SEC"), state insurance commissioner). A financial holding company that is itself an insurance provider is subject to FRB oversight, as well as to regulation by the appropriate state insurance commissioner. Broker/dealer and insurance firms electing to become financial holding companies are subject to FRB regulation.

The impact of the Gramm-Leach-Bliley Act has on the Bank and the Company has been minimal. To date the impact has been minimal. While the Act facilitates the ability of financial institutions to offer a wide range of financial services, large financial institutions appear to be the beneficiaries as a result of this Act because many community banks are less able to devote the capital and management resources needed to facilitate broad expansion of financial services. The Company has no current plans to operate within a financial holding company structure.

The Sarbanes-Oxley Act of 2002

In July, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

The Sarbanes-Oxley Act amends the Securities Exchange Act of 1934 to prohibit a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each committee member to be a member of the board of directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report.

In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer as a result of misconduct with any financial reporting requirements under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for (1) any bonus or other incentive-based or equity based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-month period.

The Sarbanes-Oxley Act also instructs the SEC to require by rule:

> disclosure of all material off-balance sheet transactions and relationship that may have a material effect upon the financial status of an issuer; and
>
> the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

The Sarbanes-Oxley Act also prohibits insider transactions in the Company's stock during a lock out period of Company's pension plans, and any profits of such insider transactions are to be disgorged. In addition, there is a prohibition of company loans to its executives, except in certain circumstances. The Sarbanes-Oxley Act also provides for a mandated internal control report and assessment with the annual report and an attestation and a report on such report by Company's auditor. These reports would have been initially required for the Company's year ending December 31, 2005. The Securities and Exchange Commission ("SEC") has extended the Section 404 compliance dates for non-accelerated filers such as the Company (those issuers with non-affiliated public float of less than $75 million) to fiscal years ending on or after December 15, 2007, and non-accelerated filers must comply with the auditors attestation report requirements for reports filed for fiscal years ending on or before December 15, 2008. Due to the burdens on smaller companies in designing and implementing compliance with this section, this extension will provide smaller companies, such as the Company, with the necessary opportunity to more thoroughly evaluate their systems of internal controls. The SEC also requires an issuer to institute a code of ethics for senior financial officers of the company. Furthermore, the Sarbanes-Oxley Act adds a criminal penalty of fines and imprisonment of up to 10 years for securities fraud.

The USA Patriot Act

The terrorist attacks in September, 2001 have impacted the financial services industry and led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and

Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. On March 10, 2006, the President signed legislation making permanent certain provisions of the Patriot Act.

Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLA"). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts. The Bank has implemented policies and procedures to address the requirements of the USA Patriot Act.

Impact of Monetary Policies

Banking is a business, which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by a bank on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Bank's net earnings.

Employees

The Company, the Bank and its subsidiaries employ 116 full-time employees and 10 part-time employees. Neither the Company nor the Bank are parties to any collective bargaining agreements, and employee relations are considered good.

Forward Looking Statements

This Form 10-K and future filings made by the Company with the SEC, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and (b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the SEC.

Such developments could have an adverse impact on the Company's financial position and results of operation. See Item 1A. Risk Factors for additional information.

Availability of Financial Information

The Company files reports with the SEC. Those reports include the annual report on Form 10-K, quarterly reports on Form 10-Q, current event reports on Form 8-K and proxy statements, as well as any amendments to those reports. The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains quarterly and annual reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's website address is: www.fnbl.com.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this report, the following risks may affect the Bank. If any of these risks occurs, the Company's business, financial condition or operating results could be adversely affected.

Changes in economic conditions could materially hurt the Company's business.

The business of the Company is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond the Company's control. The Company is particularly affected by economic conditions in the state of Connecticut. Deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows:

- problem assets and foreclosures may increase;
- demand for the Bank's products and services may decline;
- low cost or non-interest bearing deposits may decrease; and,
- collateral for loans made by the Bank, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with the Bank's existing loans.

In view of the geographic concentration of the Bank's operations and the collateral securing the Bank's loan portfolio in Litchfield and Hartford Counties, Connecticut, the Bank may be particularly susceptible to the adverse effects of any of these consequences, any of which could have a material adverse effect on the Bank's business, financial condition, results of operations and cash flows.

The Bank is dependent on key personnel.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the Connecticut, community banking industry. The Bank's success depends to a significant degree upon the Bank's ability to attract and retain qualified management, and personnel and upon the continued contributions of the Bank's management and personnel. In particular, the Bank's success has been and continues to be highly dependent upon the abilities of the Bank's management team members, which has expertise in community banking and experience in the markets served by the Bank. The loss of the services of the Bank's senior executive management team members or other key executives could have a material adverse effect on the Bank's business, financial condition, results of operations and cash flows.

The Bank's business is subject to interest rate risk and variations in interest rates may negatively affect the Bank's financial performance.

A substantial portion of the Bank's income is derived from the differential or "spread" between the interest earned on loans, securities and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. Because of the differences in the maturities and repricing characteristics of the Bank's interest earning assets and interest bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest earning assets and interest paid on interest bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Bank's interest rate spread and, in turn, the Bank's profitability. In addition, loan origination volumes are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. Falling interest rate environments may cause additional refinancing of commercial real estate and 1-4 family residence loans, which may depress the Bank's loan volumes or cause rates on loans to decline. In addition, an increase in the general level of short-term interest rates on variable rate loans may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations or reduce the amount they wish to borrow. As short-term rates continue to rise, retention of existing deposit customers and the attraction of new deposit customers may require the Bank to increase rates it pays on deposit accounts. Changes in levels of market interest rates could materially and adversely affect the Bank's net interest spread, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

Certain types of loans in the Bank's portfolio have a higher degree of risk and a downturn in the Bank's real estate markets could hurt the Bank's business.

A downturn in the Bank's real estate markets could hurt the Bank's business because most of the Bank's loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing the Bank's loans could be reduced. The Bank's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and the Bank would be more likely to suffer losses on defaulted loans. A majority of the Bank's loan portfolio consisted of loans collateralized by various types of real estate. Substantially all of the Bank's real estate collateral is located in Connecticut. If there is a significant decline in real estate values, especially in Connecticut, the collateral for the Bank's loans will provide less security. Any such downturn could have a material adverse effect on the Bank's business, financial condition, results of operations and cash flows.

The ability to attract deposits may limit growth.

The Bank's ability to increase the Bank's assets depends in large part on the Bank's ability to attract additional deposits at favorable rates. The Bank anticipates seeking additional deposits by offering deposit products that are competitive with those offered by other financial institutions in the Bank's markets and by establishing personal relationships with the Bank's customers. A bank's ability to attract additional deposits at competitive rates could have a material effect on a bank's business, financial condition, results of operations and cash flows.

In the business of banking, the allowance for loan losses is an estimate and may not be adequate to cover all future actual losses.

A source of risk arises from the possibility that losses could be incurred because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on the Bank's business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond the Bank's ability to predict, influence or control.

Like all banking institutions, the Bank maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses reflects the Bank's estimate of the probable losses in the Bank's loan portfolio at the relevant balance sheet date. The Bank's allowance for loan losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Bank's control and these losses may exceed current estimates. Federal and state regulatory agencies, as an integral part of their examination process, review the Bank's loans and allowance for loan losses.

Banks rely on certain third-party service providers.

The Bank relies on certain third-party service providers for much of the Bank's communications, information, operating and financial control systems technology. Any failure or interruption or breach in security of these systems could result in failures or interruptions in the Bank's customer relationship management, general ledger, deposit, servicing and/or loan origination systems. The Bank cannot be certain that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by the Bank or the third parties on which the Bank relies. The occurrence of any failures or interruptions could have a material adverse effect on the Bank's business, financial condition, results of operations and cash flows. If any of the Bank's third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in the Bank's relationships with them, the Bank may be required to locate alternative sources of such services, and the Bank cannot be certain that the Bank could negotiate terms that are as favorable to the Bank, or could obtain services with similar functionality as found in the Bank's existing systems without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on the Bank's business, financial condition, results of operations and cash flows.

The Bank faces strong competition from financial service companies and other companies that offer banking services.

The Bank conducts the Bank's banking operations in Connecticut. Increased competition in the Bank's markets may result in reduced loans and deposits. Ultimately, the Bank may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that the Bank offers in its service areas. These competitors include national banks, regional banks and other community banks. The Bank also faces competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, the Bank's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits, which would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. The Bank also faces competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in the Bank's market areas. If the Bank is unable to attract and retain banking customers, it may be unable to continue the Bank's loan and deposit growth and the Bank's business, financial condition, results of operations and cash flows may be adversely affected.

Changes in accounting standards could materially impact the Company's financial statements.

From time to time the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of financial statements.

The Bank is subject to extensive government regulation.

The Bank's operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of the Bank's operations. Such laws, rules and regulations are subject to change. The Bank cannot be certain that these proposed laws, rules and regulations or any other laws, rules or regulations will not be adopted in the future, which could make compliance much more difficult or expensive, or otherwise adversely affect the Bank's business, financial condition, results of operations or cash flows.

The Bank is exposed to potential risk of environmental liabilities with respect to properties to which it takes title.

In the course of the Bank's business, the Bank may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties.

New litigation or changes in current litigation could adversely affect the Company's financial condition or results of operation.

Although there is currently no material litigation to which the Company is the subject, other than that disclosed in Item 3 herein, future litigation that arises during the normal course of business could be material and have a negative impact on the Company's earnings. Future litigation or changes in current litigation could also adversely impact the reputation of the Company in the communities that it serves.

Customer Information may be obtained and used fraudulently.

Risk of theft of customer information resulting from security breaches by third parties exposes the Bank to reputation risk and potential monetary loss. The Bank has exposure to fraudulent use of its customers' personal information resulting from its general business operations and through customer use of financial instruments, such as debit cards. If a breach in security does occur and the financial data of customers is compromised, the Bank will react as quickly as possible to protect customer accounts and limit potential losses to the Bank.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company is not the owner or lessee of any properties. The properties described below are properties owned or leased by the Bank.

The Bank's main office is located at 13 North Street, Litchfield, Connecticut. In addition to the Bank's main office in Litchfield, the Bank has branches in Marble Dale, Washington Depot, Goshen, Canton, New Milford, Roxbury and Torrington, Connecticut.

During the year ended December 31, 2006, the net rental expenses paid by the Bank for all of its office properties was approximately $287,000. All properties are considered to be in good condition and adequate for the purposes for which they are used. The following table outlines all owned or leased property of the Bank.

Location	Address	Owned Leased	Lease Expiration
Main Office	13 North Street Litchfield, CT	Owned since 1816	
Marble Dale	Route 202 Marble Dale, CT	Leased	2007
Washington Depot	Bryan Plaza Washington Depot, CT	Owned since 1959	
Goshen	Routes 4 & 63 Goshen, CT	Owned since 1989	
Roxbury	Route 67 Roxbury, CT	Leased	2009 with one 5 year extension
New Milford	Route 202 New Milford, CT	Leased	2011 with one 5 year extension
Torrington	1057 Torringford Street Torrington, CT	Leased	2026 with option to purchase

Canton	188 Albany Turnpike Canton, CT	Owned since 2005	
Trust Department	40 West Street Old Borough Firehouse Litchfield, CT	Owned since 1996	
Torrington, North	397 Main Street Torrington, CT	Leased	2007 with option to purchase

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor the Bank (or any of their properties) are the subject of any material pending legal proceedings other than routine litigation that is incidental to their business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2006, no matter was submitted to a vote of Shareholders of the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price

The Company's Common Stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol FLFL.OB. As of March 2, 2007, there were 2,257,546 shares issued and outstanding, which were held by approximately 423 shareholders.

The following information, provided by Oppenheimer and Co., sets forth transactions in the Company's Common Stock during each quarter of the two most recently completed fiscal years:

2005	High/Low	
First Quarter................	$32.38	$27.62
Second Quarter............	29.52	26.91
Third Quarter...............	28.48	23.45
Fourth Quarter.............	28.50	23.45

2006	High/Low	
First Quarter................	$28.10	$23.10
Second Quarter............	28.10	24.76
Third Quarter...............	25.71	23.81
Fourth Quarter.............	23.31	21.25

In December 2004, the Company's Board of Directors approved a 120,000 share Common Stock buyback program. In December 2005, the buyback program expired. No shares of outstanding Common stock were redeemed in connection with this program. In December 2006, in a single transaction, the Company purchased 5,000 shares of outstanding Common stock.

Dividends

All shares of the Company's Common Stock are entitled to participate equally and ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefore. During 2004, 2005 and 2006, the Company declared cash dividends of 50 cents per share, 57 cents per share and 60 cents per share, respectively. During 2004, 2005 and 2006 the Company declared stock dividends of 5.00%.

The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Delaware Corporate law, which provides that a company may, unless otherwise restricted by its certificate of incorporation, pay dividends in cash, property or shares of capital stock out of surplus or, if no surplus exists, out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year (provided that such payment will not reduce the company's capital below the amount of capital represented by classes of stock having a preference upon distributions of assets).

As a practical matter, the Company's ability to pay dividends is generally limited by the Bank's ability to dividend funds to the Company. As a national bank, the declaration and payment of dividends by the Bank must be in accordance with the National Bank Act. More specifically, applicable law provides that the Board of Directors may declare quarterly, semiannual and annual dividends so long as the Bank carries at least ten percent (10%) of its net profits for the preceding half year in its surplus fund, and, in the case of annual dividends, has carried not less than one-tenth of its net profits of the preceding two consecutive half year periods in its surplus fund. National banks are required to obtain the approval of the Office of the Comptroller of the Currency if the total dividends declared by it in any calendar year exceed the total of its net profits for that year combined with any retained net profits of the preceding two years less any required transfers. In addition to such statutory requirements, the payment of an excessive dividend which would deplete a bank's capital base to an inadequate level could be considered to be an unsafe or unsound banking practice and be a basis for supervisory action by the Office of the Comptroller of the Currency. As of December 31, 2006, approximately $6,011,000, of the undistributed net income of the Bank was theoretically available for distribution to the Company as dividends. However, the ability of the Bank to declare and pay such dividends would be subject to safe and sound banking practices.

Recent Sales of Unregistered Securities

In the past three years, there have been no sales of unregistered securities.

Securities Authorized for Issuance under Equity Compensation Plans

The following schedule provides information with respect to compensation plans under which equity securities are authorized for issuance as of December 31, 2006:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	16,901	$10.22	N/A
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	16,901	$10.22	N/A

STOCK PRICE PERFORMANCE GRAPH

Set forth below is a line graph with an explanatory table comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock, based on the market price of the Company's Common Stock and assuming reinvestment of dividends, with the total return of the S & P 500 Index and the SNL Bank Index for Banks with total assets more than $250 million and less than $500 million. The calculation of total cumulative return assumes a $100 investment in the Company's Common Stock and each of the other indices on December 31, 2001.


First Litchfield Financial Corp
Total Return Performance
Index Value
350
300
250
200
150
100
50
0
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
SNL $250-500
FLFL
S&P 500

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG FIRST LITCHFIELD FINANCIAL CORP., S & P 500 INDEX
AND THE SNL $250M-$500M BANK INDEX

Period Ending	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Index						
First Litchfield Financial Corp.	100.00	118.33	199.39	300.62	286.61	235.98
S & P 500 Index	100.00	78.03	100.16	110.92	116.28	134.43
SNL $250M-$500M Bank Index	100.00	128.07	186.94	215.79	228.47	240.02

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this Form 10-K. The selected balance sheet data as of December 31, 2006 and 2005, and the selected income statement data for the years ended December 31, 2006, 2005 and 2004, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company appearing elsewhere in this Form 10-K. The balance sheet data as of December 31, 2004, 2003 and 2002, and income statement data for the years ended December 31, 2003, and 2002, are derived from audited consolidated financial statements of the Company not included herein.

	At or For the Year Ended December 31,				
	2006	2005	2004	2003	2002
Income Statement Data					
Interest Income	$ 25,805,321	$ 21,665,441	$ 19,809,236	$ 16,609,791	$ 16,565,818
Interest Expense	13,114,088	7,594,052	6,216,042	5,788,062	7,056,830
Net Interest Income	12,691,233	14,071,389	13,593,194	10,821,729	9,508,988
Other Income	2,272,986	2,899,313	2,432,094	2,643,623	2,406,363
Noninterest Expense	13,202,841	11,081,440	10,228,091	9,497,832	8,825,163
Income Before Income Taxes	1,341,378	5,547,234	5,437,197	3,667,520	2,825,188
Income Taxes (Benefits)	(67,525)	1,511,343	1,520,962	881,096	629,450
Net Income	1,408,903	4,035,891	3,916,235	2,786,424	2,195,738
Balance Sheet Data					
Total Loans and Loans Held for Sale	296,338,181	242,152,589	218,220,157	191,463,609	189,161,657
Allowance for Loan Losses	2,106,100	1,759,611	1,389,947	1,149,454	1,011,052
Total Investment Securities	147,820,791	182,949,393	173,864,701	171,164,956	78,744,846
Total Assets	501,232,357	467,560,946	424,304,747	393,771,197	306,803,031
Total Deposits	333,428,874	277,870,361	300,847,379	303,556,487	268,681,943
Total Borrowings	137,610,667	157,301,172	96,620,588	66,211,000	15,000,000
Total Liabilities	474,976,163	441,591,209	399,759,074	371,488,266	285,803,815
Shareholders' Equity	26,206,194	25,969,737	24,545,673	22,282,931	20,999,216
Selected Ratios and Per Share Data					
Return on Average Assets	.29%	.91%	.93%	.80%	.73%
Return on Average Equity	5.43%	15.94%	17.33%	13.02%	11.29%
Basic Net Income Per Share (1)	$ .63	$ 1.80	$ 1.76	$ 1.28	$ 1.02
Diluted Net Income Per Share (1)	.62	1.78	1.74	1.25	1.00
Price Per Share (1)	21.73	27.25	30.00	20.65	15.13
Book Value Per Share (1)	11.63	12.16	12.12	11.75	11.82
Dividends Declared:					
Cash (1)	$ .60	$ .57	$ .50	$ .42	$ .40
Stock	5.00%	5.00%	5.00%	5.00%	5.00%
Cash Dividend Yield	2.76%	2.09%	1.67%	2.03%	2.64%

(1) All per share data has been adjusted to give retroactive effect to all stock dividends and splits.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

Selected quarterly data for 2006 and 2005 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:				
Interest Income	$ 5,877,209	$ 6,184,919	$ 6,775,724	$ 6,967,469
Interest Expense	2,615,402	2,984,905	3,598,745	3,915,036
Net Interest Income	3,261,807	3,200,014	3,176,979	3,052,433
Other Income	667,495	704,477	735,764	165,250
Noninterest Expense	3,096,249	3,283,532	3,230,751	3,592,309
Income Before Income Taxes	728,053	515,959	576,992	(479,626)
Income Taxes	104,693	40,516	76,594	(289,328)
Net Income	623,360	475,443	500,398	(190,298)
Basic Net Income Per Share (1)	$ .28	$ .21	$ .22	$ (.08)
Diluted Net Income Per Share (1)	$ .27	$ .21	$ .22	$ (.08)
2005:				
Interest Income	$ 5,165,041	$ 5,279,598	$ 5,468,170	$ 5,852,632
Interest Expense	1,548,734	1,788,805	1,938,663	2,316,850
Net Interest Income	3,616,307	3,490,793	3,529,507	3,434,782
Other Income	613,803	597,928	755,696	931,886
Noninterest Expense	2,664,142	2,778,656	2,912,877	2,725,765
Income Before Income Taxes	1,465,345	1,209,442	1,262,955	1,609,492
Income Taxes	407,710	323,685	334,654	445,294
Net Income	1,057,635	885,757	928,301	1,164,198
Basic Net Income Per Share (1)	$ .47	$ .40	$ .41	$ .52
Diluted Net Income Per Share (1)	$ .47	$ .39	$ .41	$ .51

(1) All per share data has been adjusted to give retroactive effect to all stock dividends and splits.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is Management's discussion of financial condition of the Company on a consolidated basis for the two years ended December 31, 2006 and 2005 and results of operations of the Company on a consolidated basis for the three years ended December 31, 2006, 2005 and 2004. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, The First National Bank of Litchfield (the "Bank") and the Bank's wholly owned subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation. Additionally included in these statements as of December 31, 2006, and for the twelve month period ending December 31, 2006, are the accounts of the Bank's leasing subsidiary, First Litchfield Leasing Corporation; however such accounts were insignificant. This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Company presented elsewhere herein.

FINANCIAL CONDITION

Total assets as of December 31, 2006 were $501,232,357, an increase of $33,671,411 or 7.2% from year-end 2005 total assets of $467,560,946.

The securities portfolio totaled $147,820,791 as of December 31, 2006, a decrease of 19.2% from the December 31, 2005 balance of $182,949,393. The decrease in the portfolio is primarily due to the fourth quarter 2006 balance sheet restructuring whereby approximately $32 million in low yielding investments were sold in order to reduce the level of wholesale funding. Additionally, the restructuring positions the balance sheet towards a more profitable mix of earning assets which is focused on loans rather than investments.

The net loan portfolio as of December 31, 2006 totaled $293,900,025. The net portfolio increased by 22.1% or $53,218,286, from the December 31, 2005 balance of $240,681,739. Loan growth during 2006 was realized in the commercial and residential mortgage portfolios, as well as in commercial loans. The commercial mortgage portfolio totaled $53,318,351 as of December 31, 2006, increasing by $11,173,903, or 26.5% during 2006. The commercial mortgage portfolio has grown significantly over the last two years due to the Bank's focus in this market, additional commercial lending expertise, and the expanded footprint due to branch growth and commercial customer preference for longer term financing. Residential mortgages totaled $177,082,143 as of December 31, 2006, which was an increase of $31,154,853 or 21.3% from the December 31, 2005 balance of $145,927,290. Growth in residential mortgage loans is due to the popularity of the fixed rate thirty and fifteen year products, as well as to the conversion of construction loans to permanent mortgage financing. As of December 31, 2006, the installment loan portfolio totaled $7,167,980, an increase of 65.4% from the year-end 2005 balance of $4,334,274. During 2006, the Company purchased a small portfolio of consumer auto loans with the purpose of increasing both the yield and diversity of the loan portfolio. Finally, commercial loans totaled $26,949,985 which was a 27.4% increase from the previous year-end balance of $21,150,306. Growth has been in commercial credit lines and continues to be a result of the sales development and commercial calling initiatives for traditional and contiguous markets.

Cash and cash equivalents totaled $29,197,637, as of December 31, 2006, which was an increase of $10,486,100 compared to the balance of $18,711,537 as of December 31, 2005. Although there were large dollar items included in both the cash letter activity of December 31, 2006 and 2005, the cause of this increase was funds temporarily invested in interest bearing correspondent bank balances resulting from the balance sheet restructuring in December.

Net premises and equipment totaled $7,440,316 as of December 31, 2006, increasing by $3,192,988 or 75.2% from the year-end 2005 balance of $4,247,328. Although purchases of premises and equipment related to the Bank's Canton, Connecticut branch were expended during 2005, costs relating to the New Milford branch and the new full-service Torrington branch are the causes of the increase in 2006. Associated with the Torrington branch is a capital lease totaling $1,100,604. During 2006, depreciation and amortization of bank premises and equipment totaled $498,680 and net purchases in addition to the capital lease, totaled $2,589,641.

Deferred tax assets totaled $2,173,033 as of December 31, 2006, which is an increase of $360,917 over the December 31, 2005 balance of $1,812,116. In 2006 the Company adopted SFAS No. 158 and charged to comprehensive income an adjustment to recognize the Company's unfunded pension liability. Deferred taxes associated with the adoption of SFAS No. 158 totaled $391,878. Offsetting this increase was a decrease of deferred taxes associated with the unrealized losses on available for sale securities.

Total liabilities were $474,976,163 as of December 31, 2006, an increase of $33,384,954, or 7.6% from the December 31, 2005 balance of $441,591,209.

Deposits as of December 31, 2006 were $333,428,874, increasing $55,558,513 or 20.0% from the December 31, 2005 balance of $277,870,361. Demand deposits totaled $68,501,750 as of December 31, 2006 which was a slight increase of 2.4% from the year-end 2005 balance. Savings deposits totaled $45,304,667, which was a decrease of $3,197,538, or 6.6% from the December 31, 2005 balance. Money market deposits totaled $71,079,935, which was a decrease of $8,162,061, or 10.3% from the December 31, 2005 balance of $79,241,996. Although during 2006 the Company introduced and promoted competitively priced products with some success, overall decreases were the result of customers shifting into higher yielding certificates of deposit or migrating to non-bank investment alternatives. Time certificates of deposit totaled $148,542,522 as of December 31, 2006 which is an increase of 78.5%, or $65,323,865 since year-end 2005. Growth in these deposits has resulted from migration of deposits from the money market and saving products as well as new money resulting from new products, promotions and new branch marketing. Included in the increase of interest-bearing deposits are increases of $22,500,000 in brokered certificates of deposit through financial institution counterparties. These deposits have remaining maturities of within three months and represent a cost efficient source of funding for meeting liquidity needs while deposit growth in new markets is being developed.

As of December 31, 2006, Federal Home Loan Bank (FHLBB), advances totaled $67,000,000 as compared to $73,616,000 as of December 31, 2005. At December 31, 2006, borrowings under repurchase agreements totaled $59,406,023, a decrease of $17,268,149 from the year-end 2005 balance of $76,674,172. As of December 31, 2006 and 2005, included in repurchase agreements is $12,206,023 and $9,974,172, respectively, which represent balances in the overnight investment product offered to the Bank's commercial and municipal cash management customers. At December 31, 2006, total borrowings under repurchase agreements and FHLBB advances decreased by $23,884,149 from December 31, 2005. As of December 31, 2006, obligations under subordinated debt totaled $10,104,000 which is an increase of $3,093,000 from the balance of $7,011,000 as of December 31, 2005. The increase in the subordinated debt represents the Company's liability for junior subordinated notes with regard to First Litchfield Statutory Trust II, which were issued in June of 2006. The ratio of borrowed funds to total assets was 27.2% as of December 31, 2006, compared to 33.6% as of December 31, 2005.

As of December 31, 2006, the Company had a capital lease obligation totaling $1,100,644. This obligation represents the Company's liability for the contractual lease payments on the Bank's new full service Torrington branch. There were no similar obligations as of December 31, 2005.

RESULTS OF OPERATIONS - 2006 COMPARED TO 2005

Net interest income is the single largest source of the Company's income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money.

Net income for the year totaled $1,408,903 or $.62 and $.63 diluted and basic earnings per share, respectively. Earnings decreased 65.1% or $2,626,988 from 2005 earnings of $4,035,891, or $1.78 and $1.80 diluted and basic earnings per share. The Company's return on average shareholders' equity totaled 5% for 2006 versus 16% for 2005. The decline in earnings resulted mostly from a combination of factors including decreased net interest income, increased non-interest expenses and a loss incurred on the sale of securities in connection with the repositioning of the investment portfolio and deleveraging of the balance sheet.

Net Interest Income

Net interest income for the year of 2006 totaled $12,691,233, a decrease of 9.8% or $1,380,156, from 2005. See "Rate/Volume Analysis" on p. 21 for a description of the various factors that impacted net interest income. Average earning assets, which represent the Company's balance in loans, investment securities and Federal funds sold, totaled $458 million for 2006, an increase of $46 million from 2005 average earning assets of $412 million. This growth was realized in the commercial lending and mortgage portfolios as well as in the investment portfolio and was funded primarily from borrowed funds, certificates of deposit and demand deposits. As shown below, the 2006 net interest margin decreased 61 basis points from the 2005 level of 3.52% to 2.91%. The net interest spread decreased from the 2005 level of 3.21% to 2.46% primarily due to increased funding costs, and a lower proportionate share of demand deposit growth during 2006.

	2006	2005
Interest and dividend income	$ 25,805,321	$ 21,665,441
Tax-equivalent adjustment	646,130	428,367
Interest expense	(13,114,088)	(7,594,052)
Net interest income	$ 13,337,363	$ 14,499,756

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2006 and 2005. Average loans outstanding include non-accruing loans. Interest income is presented on a tax-equivalent basis, which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2006			2005		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
ASSETS						
Interest Earning Assets:						
Loans receivable	$ 267,353,000	$ 17,401,364	6.51%	$ 237,399,000	$14,449,159	6.09%
Securities	188,974,000	8,995,775	4.76	173,223,000	7,625,982	4.40
Federal funds sold and other	1,856,000	54,312	2.93	1,292,000	18,667	1.44
Total interest earning assets	458,183,000	26,451,451	5.77	411,914,000	22,093,808	5.36
Allowance for loan losses	(1,935,000)			(1,574,000)		
Cash & due from banks	15,522,000			14,860,000		
Premises and equipment	5,106,000			3,593,000		
Net unrealized loss on securities	(5,119,000)			(2,891,000)		
Other assets	17,189,000			15,399,000		
Total Average Assets	$ 488,946,000			$ 441,301,000		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Savings deposits	$ 48,141,000	$ 323,492	0.67%	$ 55,167,000	$ 115,448	0.21%
Money market deposits	74,200,000	1,631,588	2.20	88,285,000	1,002,312	1.14
Time deposits	115,559,000	4,676,810	4.05	84,771,000	2,312,234	2.73
Borrowed funds	158,442,000	6,482,198	4.09	124,558,000	4,164,058	3.34
Total interest bearing liabilities	396,342,000	13,114,088	3.31	352,781,000	7,594,052	2.15
Demand deposits	65,047,000			61,375,000		
Other liabilities	1,598,000			1,819,000		
Shareholders' Equity	25,959,000			25,326,000		
Total Liabilities and Equity	$ 488,946,000			$ 441,301,000		
Net interest income		$ 13,337,363			$14,499,756	
Net interest spread			2.46%			3.21%
Net interest margin			2.91%			3.52%

Rate/Volume Analysis

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2006, when compared to the year ended December 31, 2005 in net interest income arising from changes in interest rates and from asset and liability volume mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

Tax equivalent net interest income for 2006 was $1,162,393 or 8.0% below 2005. The decrease in net interest income was due to margin compression resulting from the flat and inverted yield curve experienced during 2006. The 2006 net interest margin (net interest income divided by average earning assets) decreased from the previous year's level of 3.52% by 61 basis points to 2.91%. Interest income on average earning assets for 2006 totaled $26,451,451, which was an increase of 19.7% or $4,357,643 from 2005 interest income of $22,093,808. Interest expense, however, totaled $13,114,088 for 2006, which was an increase of $5,520,036 from 2005. As shown in the Rate/Volume Analysis below, the decrease in net interest income was significantly impacted by the increased cost of interest bearing liabilities which was on average, 116 basis points higher than in 2005. The related interest income from earning assets only increased by $4,357,643, or 41 basis points, resulting in the overall net decrease in net interest income. The 2006 yield on earning assets was 5.77%, which was an increase of 41 basis points from the 2005 yield of 5.36%. Increases in short-term rates during 2006 as well as a continuing goal to attain a more profitable mix of earning assets within the loan portfolio, from residential mortgages to commercial loans and mortgages, contributed to the increase in yield. Funding costs for 2006 were 3.31% which was an increase of 116 basis points. This increase is attributed to the increases in short term rates, intense market competition for time deposits, as well as the increased reliance on non-core funding.

Offsetting the negative impact of margin compression on 2006 net interest income was increased net interest income due to earning asset growth, which more than offset the impact on net interest income of liability volume increases. Average earning assets grew by $46 million or 11% during 2006 and, net of the effect of liability volume increases, resulted in increased net interest income of $1,215,421. Loans, on average, increased nearly $30 million, while investment securities increased by $16 million.

	2006 Compared to 2005 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans Receivable	$ 1,904,751	$1,047,454	$2,952,205
Investment Securities	723,187	646,606	1,369,793
Other Interest Income	10,644	25,001	35,645
Total interest earning assets	2,638,582	1,719,061	4,357,643
Interest paid on:			
Deposits	151,312	3,050,584	3,201,896
Borrowed money	1,271,849	1,046,291	2,318,140
Total interest bearing liabilities	1,423,161	4,096,875	5,520,036
Increase (decrease) in net interest income	$ 1,215,421	$(2,377,814)	$ (1,162,393)

The $1,162,393 decrease in net interest income is primarily the result of increases in rates. Increases in rates impacted funding costs to a greater extent than earning asset income and decreased net interest income by $2,377,814. This decrease in net interest income was mitigated from the net effect of increased volume of average interest earning assets and interest bearing liabilities which increased net interest income by $1,215,421.

Noninterest Income

Non-interest income for 2006 totaled $2,272,986, decreasing $626,327, or 21.6% from 2005 non-interest income of $2,899,313. The decline in non-interest income is due mainly to the loss on sale of securities totaling $666,702. This loss is primarily the result of the balance sheet restructuring which occurred in the fourth quarter, whereby $32 million of low-yielding securities were sold to enable management to reduce its level of expensive wholesale funding. Management believes this transaction will proactively add shareholder value as it positions greater profitability in future earnings. Management does not expect that a similar balance sheet restructuring will be considered in the foreseeable future. There was no similar balance sheet transaction during 2005, however, sales of available for sale securities transacted for yield and price volatility maintenance purposes resulted in gains totaling $78,949 during 2005.

Other areas of non-interest income had positive 2006 results. Fees from trust services for 2006 totaled $1,135,891, an increase of $160,086, or 16.4% from the previous year. This growth is attributed to key wealth management talent acquired during 2006 and to the customer service and value added products this area offers in our market. Banking service charges and fees increased 20.7%, or $210,737 from 2005, as a result of revenue opportunities from deposit accounts and cash management services.

During the fourth quarter of 2005, the Bank sold approximately $17 million of residential mortgages in the secondary market. The sale resulted in a gain totaling $82,858, which is included in other noninterest income for 2005. During 2006 similar sales of residential mortgages totaled $2 million and resulted in gains totaling $11,389.

Noninterest Expenses

Noninterest expenses totaled $13,202,841 in 2006, an increase of 19.1%, or $2,121,401 from 2005 noninterest expenses of $11,081,440. Increased costs related to the growth of the branch franchise as well as to the development of the wealth management area and the formation of the leasing company were the significant reasons for the increased costs. These initiatives significantly increased costs in personnel, marketing, occupancy, equipment and legal expenses. During 2006, the Bank expanded its market by opening full service branches in Canton and New Milford, Connecticut. Also recognizing the need and potential for full service facilities, management relocated the Torrington supermarket branch to a full service branch. The Bank's wealth management division has strengthened its market potential through the hiring of key management talent as well as through improved product and service offerings.

Salary and benefits costs totaled $6,852,582, increasing $859,788, or 14.3% from 2005 costs of $5,992,794. This increase reflects the staffing for the new branches, compliance and wealth management. The increase in benefits costs, however was mitigated by lower incentive and ESOP costs due to the reduced 2006 earnings. As of December 31, 2006, the number of employees on a full-time equivalent basis totaled 126 compared to 105 as of December 31, 2005.

Computer services costs totaled $1,029,227 for 2006 which was an increase of $128,846, or 14.3% from 2005. Increased costs resulting from a higher customer dependence on e-banking, debit cards, ATMs and cash management products resulted in this increase. Net occupancy and equipment costs totaled $1,487,465, which was an increase of $352,111 or 31.0% above 2005 costs. Depreciation, building maintenance, property taxes and utilities expenses, especially as they relate to the new offices, caused increases in these expenses. Advertising fees increased by $231,629 over 2005 costs. This increase was mostly related to branch opening promotions and related direct mail campaigns. Commission, services and fees expenses totaled $520,833, increasing $193,956, or 59.3% from 2005. The majority of this increase relates to sales training, compliance and core processor due diligence advice. During 2006, the Company contracted to change core processors and began the conversion process for a new core processing system, which was substantially completed in early 2007. This new system will significantly increase customer service capabilities and will also contribute significant operational efficiencies.

RESULTS OF OPERATIONS - 2005 COMPARED TO 2004

Net interest income is the single largest source of the Company's income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money.

Net income for the year totaled $4,035,891 or $1.78 and $1.80 diluted and basic earnings per share, respectively. Earnings increased 3.1% or $119,656 from 2004 earnings of $3,916,235 or $1.74 and $1.76 diluted and basic earnings per share. The Company's return on average shareholders' equity totaled 16% for 2005 versus 17% for 2004. The increased profitability resulted from growth in both net interest income and noninterest income, along with a continued commitment to manage noninterest expense.

Net Interest Income

Net interest income for the year of 2005 totaled $14,071,389, an increase of 3.5% or $478,195, from 2004. See "Rate/Volume Analysis" on p. 26 for a description of the various factors that impacted net interest income. Average earning assets, which represent the Company's balance in loans, investment securities and Federal funds sold, totaled $412 million for 2005, an increase of $16 million from 2004 average earning assets of $396 million. This growth was realized in the commercial lending and mortgage portfolios and was funded primarily from increases in borrowed funds and demand deposits, and cash flows resulting from maturities and principal payments in the investment portfolio. As shown below, the 2005 net interest margin remained at the 2004 level of 3.52%. Although the net interest spread decreased from the 2004 level of 3.29% to 3.21% primarily due to increased funding costs, demand deposit growth during 2005 maintained the margin.

	2005	2004
Interest and dividend income	$ 21,665,441	$ 19,809,236
Tax-equivalent adjustment	428,367	348,445
Interest expense	(7,594,052)	(6,216,042)
Net interest income	$ 14,499,756	$ 13,941,639

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2005 and 2004. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax-equivalent basis, which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL
(In thousands)

	2005			2004		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
ASSETS						
Interest Earning Assets:						
Loans receivable	$ 237,399,000	$14,449,159	6.09%	$ 202,339,000	$11,773,081	5.82%
Securities	173,223,000	7,625,982	4.40	192,160,000	8,369,793	4.36
Federal funds sold	1,292,000	18,667	1.44	1,317,000	14,807	1.12
Total interest earning assets	411,914,000	22,093,808	5.36	395,816,000	20,157,681	5.09
Allowance for loan losses	(1,574,000)			(1,288,000)		
Cash & due from banks	14,860,000			13,119,000		
Premises and equipment	3,593,000			2,823,000		
Net unrealized (loss) on securities	(2,891,000)			(1,936,000)		
Foreclosed real estate	-			69,000		
Other assets	15,399,000			14,208,000		
Total Average Assets	$ 441,301,000			$ 422,811,000		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Savings deposits	$ 55,167,000	$ 115,448	0.21%	$ 56,174,000	$ 149,026	0.27%
Money market deposits	88,285,000	1,002,312	1.14	106,266,000	1,240,755	1.17
Time deposits	84,771,000	2,312,234	2.73	89,530,000	2,247,604	2.51
Borrowed funds	124,558,000	4,164,058	3.34	92,566,000	2,578,657	2.79
Total interest bearing liabilities	352,781,000	7,594,052	2.15	344,536,000	6,216,042	1.80
Demand deposits	61,375,000			54,333,000		
Other liabilities	1,819,000			1,343,000		
Shareholders' Equity	25,326,000			22,599,000		
Total Liabilities and Equity	$ 441,301,000			$ 422,811,000		
Net interest income		$ 14,499,756			$13,941,639	
Net interest spread			3.21%			3.29%
Net interest margin			3.52%			3.52%

Rate/Volume Analysis

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2005 when compared to the year ended December 31, 2004 in net interest income arising from changes in interest rates and from asset and liability volume mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

Tax equivalent net interest income for 2005 increased $558,117 or 4.0% over 2004. Interest income on average earning assets for 2005 totaled $22,093,808 which was an increase of 9.6% or $1,936,127 from 2004 interest income of $20,157,681. Interest expense totaled $7,594,052 for 2005 which was an increase of $1,378,010 from 2004. As shown in the Rate/Volume Analysis below, the increase in net interest income primarily relates to interest income on loans which increased by $2,676,078, reflecting increased volume in the loan portfolio which, on average, was $35.1 million higher than 2004. The related costs for funding the higher level of earning assets totaled $651,527, resulting in a $629,555 net increase from volume considerations.

The 2005 net interest margin (net interest income divided by average earning assets) remained at the previous year's level of 3.52%. The 2005 yield on earning assets was 5.36%, which was an increase of 27 basis points from the 2004 yield of 5.09%. Increases in short-term rates during 2005 as well as the more profitable mix of earning assets, from investments to loans, contributed to the increase in yield. Specifically during 2005, the composition of average earning assets was 58% loan and 42% investments, whereas, during 2004 this composition was 51% loans and 49% investments. Funding costs for 2005 were 2.15% which was an increase of 35 basis points. This increase is attributed to the increases in short term rates, market competition for time deposits, and most significantly the increased use of borrowed money to fund earning asset growth and offset the decreased balances in deposits.

	2005 Compared to 2004 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans Receivable	$ 2,114,182	$ 561,896	$2,676,078
Investment Securities	(832,814)	89,003	(743,811)
Other Interest Income	(286)	4,146	3,860
Total interest earning assets	1,281,082	655,045	1,936,127
Interest paid on:			
Deposits	(352,618)	145,227	(207,391)
Borrowed money	1,004,145	581,256	1,585,401
Total interest bearing liabilities	651,527	726,483	1,378,010
Increase in net interest income	$ 629,555	$ (71,438)	$ 558,117

The $558,117 increase in net interest income reflects increased income of $629,555 resulting from the net effect of increased volume of average interest earning assets and interest bearing liabilities. Increases in rates impacted funding costs to a greater extent and decreased net interest income by $71,438. The shift within the mix of earning assets from investments to loans increased the yield on earning assets and, along with increases in rates on earning assets during the year, substantially offset the increased funding costs.

Noninterest Income

Noninterest income for 2005 totaled $2,899,313, increasing $467,219, or 19.2% from 2004 noninterest income of $2,432,094. Fees from trust services totaled $975,805, increasing $88,537 or 10.0% from 2004 trust fee income of $887,268. Increased accounts under management, and estate settlement fees were the major causes of the increase. Banking service charges and fees totaled $1,019,424 in 2005, which was an increase of $65,051 or 6.8% from 2004. Growth in these fees is due to increased overdraft fees, cash management fees and interchange fees from debit card usage.

During the fourth quarter of 2005, the Bank sold approximately $17 million of residential mortgages in the secondary market. This sale was completed for the purpose of increasing the yield on earning assets, addressing interest rate risk and taking advantage of market opportunities. The sale resulted in a gain totaling $82,858 which is included in other noninterest income for 2005. There were no similar transactions in 2004.

Sales of available for sale securities transacted for yield and price volatility maintenance purposes resulted in gains totaling $78,949 during 2005 compared to gains of $34,450 in 2004. Finally, offsetting some of the increase in noninterest income was a decrease in gains on the sale of OREO of $45,138, as there were no such gains during 2005.

Noninterest Expenses

Noninterest expenses totaled $11,081,440 in 2005, an increase of 8.3% or $853,349 from 2004 noninterest expenses of $10,228,091. Increased market growth and improved product delivery resulted in higher costs for salaries, net occupancy and equipment expenses, advertising and computer services expense. Additionally, costs pertaining to regulatory compliance contributed to increased costs for consulting and exam and audit fees.

Salary and benefits costs totaled $5,992,794, increasing $305,032 or 5.4% from 2004 costs of $5,687,762. This increase reflects Management's focus on market growth and customer service. Specifically, included in the increase is staffing for the new Canton branch, as well as new positions for sales development, mortgage origination and deposit operations. As of December 31, 2005, the number of employees on a full-time equivalent basis totaled 105 compared to 93 as of December 31, 2004.

Computer services costs totaled $900,381 for 2005 which was an increase of $50,802 or 6.0% from 2004. Increased costs for ancillary services such as internet banking, cash management, and other banking products contributed to this increase. Net occupancy and equipment costs totaled $1,135,354 which was an increase of $101,438 or 9.8% from 2004 costs. Increased depreciation expense on computer equipment is the primary cause of this increase. Additionally contributing to this increase were increased costs for building maintenance, property taxes and utilities expenses. Advertising fees increased by $142,045 or 46.6% over 2004 costs. This increase was due to resources spent on corporate visibility, branding and market research as well as direct mail campaigns and classified advertisements for staffing. Commission, services and fees expenses totaled $326,877, increasing $98,838 or 43.3% from 2004 due mostly to costs incurred for benefits and balance sheet consulting. Other noninterest expense totaled $1,664,323, which was an increase of $194,013 or 13.2% from 2004 costs. These increases resulted from costs incurred for officer recruitment, outsourcing of the Company's internal audit function, computer software, contributions, correspondent bank fees, executive relocation expenses and insurance expense. These increases generally relate to the Company's growth in various areas over the last year as well as to the regulatory environment.

While the Company's mission is to be the premier provider of financial services by providing personalized, value-added services to its target market, Management remains equally devoted to containing noninterest expenses through the efficient use of technology and cost reduction initiatives.

Non-accrual, Past Due and Restructured Loans and Other Real Estate Owned

The Bank's non-accrual loans, other real estate owned and loans past due in excess of ninety days and accruing interest at December 31, 2002 through 2006 are presented below.

	December 31,				
	2006	2005	2004	2003	2002
Non-accrual loans	$ 1,504,551	$ 273,330	$1,634,999	$1,424,097	$1,487,475
Other real estate owned	-	-	-	300,000	300,000
Total non-performing assets	$ 1,504,551	$ 273,330	$1,634,999	$1,724,097	$1,787,475
Loans past due in excess of ninety days and accruing interest	$ 343	$ 4,884	$ -	$ -	$ 56,729

The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payments are received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan, and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reduction of interest rates or deferral of interest or principal payments, due to the borrower's financial condition. OREO is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

Restructured loans on non-accrual status are included in the table above. As of December 31, 2006, there were no restructured loans considered performing.

Had the non-accrual loans performed in accordance with their original terms, gross interest income for the years ended December 31, 2006, 2005 and 2004 would have increased by approximately $64,000, $9,000 and $14,000, respectively.

The Bank considers all non-accrual loans, other loans past due 90 days or more based on contractual terms, and restructured loans to be impaired. A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate; (2) the observable market price of the impaired loan; or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have impairment, a valuation allowance is established for the amount of impairment.

Critical Accounting Policy

In the ordinary course of business, the Bank has made a number of estimates and assumptions relating to the reported results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes the following discussion addresses the Bank's only critical accounting policy, which is the policy that is most important to the portrayal of the Bank's financial results and requires management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The Bank utilizes a loan review and rating process which classifies loans according to the Bank's uniform classification system in order to identify potential problem loans at an early stage, alleviate weaknesses in the Bank's lending policies, oversee the individual loan rating system and ensure compliance with the Bank's underwriting, documentation, compliance and administrative policies. Loans included in this process are considered by management as being in need of special attention because of some deficiency related to the credit or documentation, but which are still considered collectable and performing. Such attention is intended to act as a preventative measure and thereby avoid more serious problems in the future.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate or probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions.

The Bank makes provisions for loan losses on a quarterly basis as determined by a continuing assessment of the adequacy of the allowance for loan losses. The Bank performs an ongoing review of loans in accordance with an individual loan rating system to determine the required allowance for loan losses at any given date. The review of loans is performed to estimate potential exposure to losses. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

There were no material changes in loan concentration or loan quality that had a significant effect on the allowance for loan losses calculation at December 31, 2006. In addition, there were no material changes in the estimation methods and assumptions used in the Company's allowance for loan losses calculation, and there were no material reallocations of the allowance among different parts of the loan portfolio.

The following table summarizes the Bank's OREO, past due and non-accrual loans, and non-performing assets as of December 31, 2006, 2005 and 2004.

	December 31,				
	2006	2005	2004	2003	2002
Non-accrual loans	$1,504,551	$ 273,330	$1,634,999	$1,424,097	$ 1,487,475
Other real estate owned	-	-	-	300,000	300,000
Total non-performing assets	$1,504,551	$ 273,330	$1,634,999	$1,724,097	$ 1,787,475
Loans past due in excess of ninety days and accruing interest	$ 343	$ 4,884	$ -	$ -	$ 56,729
Ratio of non-performing assets to total loans and OREO	.51%	.11%	.75%	.90%	.95%
Ratio of non-performing assets and loans past due in excess of ninety days accruing interest to total loans and OREO	.51%	.11%	.75%	.90%	.98%
Ratio of allowance for loan losses to total loans	.71%	.73%	.64%	.60%	.54%
Ratio of allowance for loan losses to non-performing assets and loans in excess of ninety days past due and accruing interest	139.95%	632.47%	85.01%	66.67%	54.82%
Ratio of non-performing assets and loans in excess of ninety days past due and accruing interest to total shareholders' equity	5.74%	1.07%	6.66%	7.74%	8.78%

Total non-performing assets increased by $1,231,221, or 450.45%, to $1,504,551 at December 31, 2006, from $273,330 at December 31, 2005. The increase in non-performing assets from year-end 2005 is due mostly to the addition of a small number of mid-size mortgages, home equity and commercial loans during 2006. Additionally there was approximately $247,000 in purchased sub-prime consumer loans included in the year end nonperforming total. As of December 31, 2006 and 2005, loans past due in excess of ninety days and accruing interest totaled $343 and $4,884, respectively.

Total non-performing assets represented .51% of total loans and other real estate owned at year-end December 31, 2006 compared to .11% at year-end 2005. The allowance for loan losses as of December 31, 2006 was .71% of total loans. This is similar to the level from 2005 when the allowance was approximately .73% of total loans. The allowance for loan losses provided coverage for 140.0% of non-accrual loans at December 31, 2006, as compared to 632.5% at December 31, 2005. The decrease in the coverage ratio is a result of increased level of non-performing assets at year end.

Potential Problem Loans

As of December 31, 2006, there were no potential problem loans not disclosed above which cause Management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.

Allowance for Loan Losses

As of December 31, 2006, there were no potential problem loans not disclosed above which cause Management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.

The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 2002 through 2006. The allowance is maintained at a level consistent with the identified loss potential and the perceived risk in the portfolio.

	(Dollar Amounts in Thousands) December 31,				
	2006	2005	2004	2003	2002
Balance, at beginning of period	$1,760	$1,390	$1,149	$ 1,011	$ 958
Loans charged-off:					
Commercial and financial	-	37	80	30	22
Real estate	-	-	-	-	-
Installment loans to individuals	96	60	104	279	227
	96	97	184	309	249
Recoveries on loans charged-off:					
Commercial and financial	1	81	-	-	-
Real estate	-	-	-	-	-
Installment loans to individuals	21	44	65	147	37
	22	125	65	147	37
Net loan (recoveries)/charge-offs	74	(28)	119	162	212
Provisions charged to operations	420	342	360	300	265
Balance, at end of period	$2,106	$1,760	$1,390	$ 1,149	$ 1,011
Ratio of net charge-offs/(recoveries) during the period to average loans outstanding during the period	.03%	(.01%)	.06%	.09%	.11%
Ratio of allowance for loan losses to total loans	.71%	.73%	.64%	.60%	.54%

During 2006, net charge-offs totaled $74,000, which is a change of $102,000 from 2005 net recoveries of $28,000. The increase in net charge-offs was due to a higher level of net charge-offs in the installment loan portfolio, as well as to minimal recoveries experienced in the commercial loan portfolio compared to 2005 commercial loan recoveries of $81,000. Over the last five years, the Bank continues to experience higher levels of charge-offs, which were directly related to the consumer loans acquired through the indirect dealer financing of primarily automobiles, boats and motorcycles. Net charge-offs totaled $75,000 from installment loans in 2006 increasing $59,000 from 2005. The increased level of net charge-offs is related to losses on indirect loans. Due to the credit risks associated with this lending, the Bank substantially eliminated future originations of loans through indirect dealer financing during 2000.

The following table reflects the allowance for loan losses as of December 31, 2006, 2005, 2004, 2003 and 2002.

Analysis of Allowance for Loan Losses
(Amounts in thousands)
December 31,

Loans by Type	2006		2005		2004		2003		2002	
	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial & Financial	$ 204	9.13%	$ 357	8.73%	$ 261	8.21%	$ 224	10.84%	$ 71	5.58%
Real Estate										
Construction	480	10.36	224	11.79	82	5.31	48	4.82	23	5.29
Residential	769	59.97	411	60.26	550	68.13	314	65.97	330	65.36
Commercial	401	18.05	518	17.40	379	15.42	367	14.11	132	16.18
Installment	181	2.43	54	1.79	58	2.89	170	4.21	237	7.56
Other	17	0.06	38	0.03	39	0.04	-	0.05	-	0.03
Unallocated	54	-	158	-	21	-	26	-	218	-
Total	$ 2,106	100.00%	$ 1,760	100.00%	$ 1,390	100.00%	$ 1,149	100.00%	$ 1,011	100.00%

The unallocated portion of the allowance reflects Management's estimate of probable but unconfirmed losses inherent in the portfolio. Such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

LIQUIDITY

Management's objective is to ensure continuous ability to meet cash needs as they arise. Such needs may occur from time to time as a result of fluctuations in loan demand and the level of total deposits. Accordingly, the Bank has a liquidity policy that provides flexibility to meet cash needs. The liquidity objective is achieved through the maintenance of readily marketable investment securities as well as a balanced flow of asset maturities and prudent pricing on loan and deposit products. Management believes that the liquidity is adequate to meet the Company's future needs.

The Bank is a member of the Federal Home Loan Bank System which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight funds as well as short-term borrowings. Additionally, borrowings through repurchase agreements, federal funds and the sale of mortgage loans in the secondary market are available to fund short-term cash needs.

SHORT-TERM BORROWINGS

The following information relates to the Bank's short-term borrowings at the Federal Home Loan Bank for the years ended December 31:

	2006	2005	2004
Balance at December 31,	$ 1,000,000	$ 17,116,000	$ -
Maximum Month-End Borrowings	16,346,000	32,354,000	14,000,000
Average Balance	6,463,000	13,573,000	6,851,000
Average Rate at Year-End	5.57%	4.19%	-
Average Rate During the Period	5.83%	4.05%	2.02%

The following information relates to the Bank's short-term repurchase agreements with customers for the years ended December 31:

	2006	2005	2004
Balance at December 31,	$ 12,206,023	$ 9,974,172	$ 209,588
Maximum Month-End Borrowings	24,544,352	19,083,821	209,588
Average Balance	13,649,712	7,815,990	46,790
Average Rate at Year-End	2.74%	2.48%	.76%
Average Rate During the Period	3.19%	2.44%	.74%

CONTRACTUAL COMMITMENTS

In the normal course of business the Company enters into certain contractual obligations. Such obligations include obligations to make future payments on debt and lease arrangements. See Notes G, H and I of the Notes to Consolidated Financial Statements. The following table summarizes the Company's significant contractual obligations at December 31, 2006.

	Payments due by period (Amounts in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Time Deposit Maturities	$ 148,543	$ 141,309	$ 5,806	$ 1,430	$ -
Short-term Borrowings	13,206	13,206	-	-	-
Long-term Debt	123,304	35,150	33,050	5,000	50,104
Capital lease obligations	1,869	75	150	151	1,493
Operating lease obligations	1,276	207	312	221	536
Total	$ 288,198	$ 189,945	$ 39,318	$ 6,802	$ 52,133

OFF-BALANCE SHEET ARRANGEMENTS

See Note O on page F-26 of the consolidated financial statements for the disclosure of off-balance sheet arrangements.

CAPITAL

At December 31, 2006, total shareholders' equity was $26,206,194 compared to $25,969,737 at December 31, 2005. From a regulatory perspective, the Bank's capital ratios place the Bank in the well-capitalized categories under applicable regulations. The various capital ratios of the Company and the Bank are as follows as of December 31, 2006:

	Minimum Regulatory Capital Level	The Company	The Bank
Tier 1 leverage capital ratio	4%	7.55%	6.94%
Tier 1 risk-based capital ratio	4%	12.57%	11.55%
Total risk-based capital ratio	8%	13.25%	12.24%

Included in the Company's capital used to determine these ratios at December 31, 2006 is $9.8 million related to the Company's investment in First Litchfield Statutory Trust I, and First Litchfield Statutory Trust II, which is recorded as subordinated debt in the Company's balance sheets at December 31, 2006. Included in the Company's capital used to determine these ratios at December 31, 2005 is $6.8 million related to the Company's investment in First Litchfield Statutory Trust I, which is recorded as subordinated debt in the Company's balance sheet at December 31, 2005. Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

INCOME TAXES

The income tax benefit for 2006 totaled $67,525 in comparison to income tax expense of $1,511,343 in 2005 and $1,520,962 in 2004. The decrease in income tax expense between 2006 and 2005 is due to significantly lower levels of taxable income in 2006, both due to lower overall pretax income as well as a much higher proportionate share of tax-exempt income from investments in state and municipal securities and bank-owned life insurance. The decrease in income tax expense from 2005 to 2004 is due to higher levels of nontaxable income in 2005. Specifically, increased investments in state and municipal securities, which are not subject to Federal income tax, resulted in the 2005 tax expense declining below the 2004 level. This increase in taxes in 2005 was also mitigated by the Company's investments in state and municipal securities as well as in bank-owned life insurance. The effective tax rates for 2006, 2005 and 2004 were -5%, 27% and 28% respectively. Also, in all years, provisions for income taxes included the tax benefit related to income associated with Litchfield Mortgage Service Corporation ("LMSC"), which was formed by the Bank in 2000. The income from LMSC is considered passive investment income pursuant to Connecticut law, under which LMSC was formed and is operating, and is not subject to state taxes which resulted in no state tax expense for all years.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main components of market risk for the Company are equity price risk, credit risk, interest rate risk and liquidity risk. The Company's common stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol "FLFL". As a result, the value of its common stock may fluctuate or respond to price movements relating to the banking industry or other indicia of investment.

The Company manages interest rate risk and liquidity risk through an ALCO Committee comprised of senior management and other officers. Additionally, the Company has engaged asset/liability advisors to analyze and forecast the interest rate risk and recommend balance sheet strategies for the Company. The committee monitors compliance with the Bank's Asset/Liability Policy which provides guidelines to analyze and manage gap, which is the difference between the amount of assets and the amounts of liabilities which mature or reprice during specific time frames. The Company manages its interest-rate risk sensitivity through the use of a simulation model that projects the impact of rate shocks, rate cycles and rate forecast estimates on net interest income. These simulations take into consideration factors such as maturities, reinvestment rates, prepayment speeds, repricing limits and other factors. The results of these simulations are compared to earnings tolerance limits set forth in the Bank's Asset/Liability Policy. The rate-shock simulation projects the impact of instantaneous parallel shifts in the yield curve. Management utilizes different rate scenarios in its simulations as deemed appropriate to the current interest rate environment.

At December 31, 2006, an instantaneous rate increase of 200 basis points indicates a negative change of $1,816,000 or a 14.42 % decrease in net interest income. An instantaneous decrease in rates of 200 basis points indicates a positive change of $548,000 or a 4.35% increase in net interest income. In comparison to the December 31, 2005 projections, the Company's 2006 net interest income projections have been adversely impacted by the inverted and/ flat yield curve. Should the curve return to a more normalized slope, the impact of the instantaneous upward shocks would not be as dramatic.

The table below sets forth the estimated changes in the Company's net interest income which would result from various instantaneous changes in the yield curve. The Company's interest rate risk and liquidity position have been positively impacted by the fourth quarter 2006 de-leveraging strategy. Lower yielding, longer term investments were sold in order to pay off short-term expensive funding.

Change in Interest Rates (basis points)	Net Interest Income Estimated Value	Net Interest Income Amount of Change	Net Interest Income Percent Change
+200	$ 10,778	$ (1,816)	(14.42%)
+100	11,573	(1,022)	(8.11%)
Base	12,594		
-100	13,113	519	4.12%
-200	13,143	548	4.35%

At December 31, 2005, an instantaneous rate increase of 150 basis points indicates a negative change of $324,000 or a 2.18% decrease in net interest income. An instantaneous decrease in rates of 200 basis points indicates a negative change of $776,000 or a 5.22% decrease in net interest income.

The table below sets forth the estimated changes in the Company's net interest income which would result from various instantaneous changes in the yield curve.

Change in Interest Rates (basis points)	Net Interest Income Estimated Value	Net Interest Income Amount of Change	Net Interest Income Percent Change
+300	$ 13,747	$ (1,106)	(7.44%)
+150	14,529	(324)	(2.18%)
Base	14,853		
-200	14,077	(776)	(5.22%)

A discussion of credit risk can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Annual Financial Information

McGladrey & Pullen

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Litchfield Financial Corporation and Subsidiary
Litchfield, Connecticut

We have audited the accompanying consolidated balance sheets of First Litchfield Financial Corporation and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Litchfield Financial Corporation and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note A to the consolidated financial statements, during 2006 the Company adopted SFAS No. 123(R), "Share-Based Payment," and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

McGladrey & Pullen, LLP

New Haven, Connecticut
March 29, 2007

CONSOLIDATED BALANCE SHEETS

As of December 31,	2006	2005
ASSETS		
Cash and due from banks (Note B)	$ 21,501,240	$ 18,711,099
Interest –bearing due from banks	7,696,397	438
CASH AND CASH EQUIVALENTS	29,197,637	18,711,537
Securities (Note C):		
Available for sale securities, at fair value	147,780,275	182,900,358
Held to maturity securities (fair value $39,974-2006; $47,933-2005)	40,516	49,035
TOTAL SECURITIES	147,820,791	182,949,393
Federal Home Loan Bank stock, at cost (Note I)	4,443,400	4,201,200
Federal Reserve Bank stock, at cost	225,850	225,850
Other restricted stock, at cost	80,000	50,000
Loans held for sale	1,042,183	-
Loans Receivable, net of allowance for loan losses of $2,106,100-2006, $1,759,611-2005 (Notes D and E)	293,900,025	240,681,739
Premises and equipment, net (Note F)	7,440,316	4,247,328
Deferred income taxes (Note J)	2,173,033	1,812,116
Accrued interest receivable	2,598,726	2,349,092
Cash surrender value of insurance (Note K)	9,636,461	9,263,737
Other assets (Notes I and K)	2,673,935	3,068,954
TOTAL ASSETS	$ 501,232,357	$ 467,560,946
LIABILITIES		
Deposits (Note H):		
Noninterest-bearing	$ 68,501,750	$ 66,907,502
Interest-bearing	264,927,124	210,962,859
Total deposits	333,428,874	277,870,361
Federal Home Loan Bank advances (Note I)	67,000,000	73,616,000
Repurchase agreements with financial institutions (Note I)	47,200,000	66,700,000
Repurchase agreements with customers	12,206,023	9,974,172
Junior subordinated debt issued by unconsolidated trust (Note I)	10,104,000	7,011,000
Capital lease obligation (Note G)	1,100,644	-
Due to broker for security purchases	-	3,675,373
Accrued expenses and other liabilities (Note K)	3,936,622	2,744,303
TOTAL LIABILITIES	474,976,163	441,591,209
Minority interest	50,000	-
Commitments and contingencies (Notes G, I, K and M)	-	-
SHAREHOLDERS' EQUITY (Notes L, M, N, and Q)		
Preferred stock $.00001 par value; 1,000,000 shares authorized, no shares outstanding		
Common stock $.01 par value		
Authorized—5,000,000 shares		
Issued—2,372,434 shares, outstanding—2,254,002 shares—2006 and		
Issued—2,359,155 shares, outstanding—2,243,188 shares—2005	23,724	22,468
Additional paid-in capital	25,840,623	22,995,010
Retained earnings	3,953,216	6,443,479
Less treasury stock at cost—118,432 shares—2006, 115,967 shares—2005	(794,756)	(701,061)
Accumulated other comprehensive loss, net of taxes (Note S)	(2,816,613)	(2,790,159)
TOTAL SHAREHOLDERS' EQUITY	26,206,194	25,969,737
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 501,232,357	$ 467,560,946

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2006	2005	2004
INTEREST INCOME			
Interest and fees on loans	$ 17,399,787	$ 14,447,701	$ 11,771,218
Interest on:			
Mortgage-backed securities	3,367,077	3,593,937	4,632,822
U.S. Treasury and agency securities	2,919,332	2,501,379	2,512,126
State and municipal securities-tax exempt	1,416,669	894,149	717,140
Corporate bonds and other securities	648,144	209,608	161,123
Federal funds sold and other interest income	54,312	18,667	14,807
TOTAL INTEREST INCOME	25,805,321	21,665,441	19,809,236
INTEREST EXPENSE			
Interest on deposits:			
Savings	323,492	115,448	149,026
Money market	1,631,588	1,002,312	1,240,755
Time certificates of deposit in denominations of $100,000 or more	1,284,364	813,775	626,223
Other time certificates of deposit	3,392,446	1,498,459	1,621,381
TOTAL INTEREST ON DEPOSITS	6,631,890	3,429,994	3,637,385
Interest on Federal Home Loan Bank advances	2,783,674	1,610,527	932,271
Interest on repurchase agreements	3,011,053	2,112,536	1,331,136
Interest on subordinated debt	682,604	440,995	315,250
Interest on capital lease obligation	4,867	-	-
TOTAL INTEREST EXPENSE	13,114,088	7,594,052	6,216,042
NET INTEREST INCOME	12,691,233	14,071,389	13,593,194
PROVISION FOR LOAN LOSSES (Note E)	420,000	342,028	360,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,271,233	13,729,361	13,233,194
NONINTEREST INCOME			
Banking service charges and fees	1,230,161	1,019,424	954,373
Trust income	1,135,891	975,805	887,268
(Losses)gains on sales of available for sale securities (Note C)	(666,702)	78,949	34,450
Increase in cash surrender value of insurance	347,975	332,579	333,387
Other	225,661	492,556	222,616
TOTAL NONINTEREST INCOME	2,272,986	2,899,313	2,432,094
NONINTEREST EXPENSES			
Salaries	5,457,435	4,673,028	4,361,742
Employee benefits	1,395,147	1,319,766	1,326,020
Computer services	1,029,227	900,381	849,579
Net occupancy	954,325	705,569	646,504
Equipment	533,140	429,785	387,412
Advertising	678,440	446,811	304,766
Commissions, services and fees	520,833	326,877	228,039
Supplies	187,114	168,050	166,674
Postage	135,441	124,992	139,481
Legal fees	257,553	176,708	201,556
Director fees	177,700	145,150	139,390
OREO and non-performing loan expenses – net	-	-	6,618
Other	1,876,486	1,664,323	1,470,310
TOTAL NONINTEREST EXPENSES	13,202,841	11,081,440	10,228,091
INCOME BEFORE INCOME TAXES	1,341,378	5,547,234	5,437,197
(BENEFIT) PROVISION FOR INCOME TAXES (Note J)	(67,525)	1,511,343	1,520,962
NET INCOME	$ 1,408,903	$ 4,035,891	$ 3,916,235
EARNINGS PER SHARE (Note L)			
BASIC NET INCOME PER SHARE	$ .63	$ 1.80	$ 1.76
DILUTED NET INCOME PER SHARE	$ .62	$ 1.78	$ 1.74

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earning	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, DECEMBER 31, 2003	19,974	16,719,130	6,355,277	(701,061)	(110,389)	22,282,931
Comprehensive Income:						
Net income	-	-	3,916,235	-	-	3,916,235
Unrealized holding loss on available for sale securities, net of reclassification adjustment and taxes (Note S)	-	-	-	-	(1,112,147)	(1,112,147)
Total comprehensive income						2,804,088
Cash dividends declared $.50 per share	-	-	(976,494)	-	-	(976,494)
5% stock dividend declared November 17, 2004—101,242 shares including 5,008 treasury shares	1,012	2,732,522	(2,733,534)	-	-	-
Fractional shares paid in cash	-	-	(6,392)	-	-	(6,392)
Stock options exercised–32,206 shares	322	280,460	-	-	-	280,782
Tax benefit on stock options exercised (Note M)	-	160,758	-	-	-	160,758
BALANCE, DECEMBER 31, 2004	21,308	19,892,870	6,555,092	(701,061)	(1,222,536)	24,545,673
Comprehensive Income:						
Net income	-	-	4,035,891	-	-	4,035,891
Unrealized holding loss on available for sale securities, net of reclassification adjustment and taxes (Note S)	-	-	-	-	(1,567,623)	(1,567,623)
Total comprehensive income						2,468,268
Cash dividends declared $.57 per share	-	-	(1,172,874)	-	-	(1,172,874)
5% stock dividend declared November 17, 2005—106,787 shares including 5,259 treasury shares	1,068	2,967,610	(2,968,678)	-	-	-
Fractional shares paid in cash	-	-	(5,952)	-	-	(5,952)
Stock options exercised–9,185 shares	92	73,655	-	-	-	73,747
Tax benefit on stock options exercised (Note M)	-	60,875	-	-	-	60,875
BALANCE, DECEMBER 31, 2005	22,468	22,995,010	6,443,479	(701,061)	(2,790,159)	25,969,737
Comprehensive Income:						
Net income	-	-	1,408,903	-	-	1,408,903
Unrealized holding gain on available for sale securities, net of reclassification adjustment and taxes (Note S)	-	-	-	-	734,250	734,250
Adjustment to unfunded pension liability to adopt SFAS No. 158 (Notes K and S)					(760,704)	(760,704)
Total comprehensive income						1,382,449
Cash dividends declared $.60 per share	-	-	(1,300,535)	-	-	(1,300,535)
5% stock dividend declared November 30, 2006—112,755 shares including 5,401 treasury shares	1,127	2,592,238	(2,593,365)	-	-	-
Fractional shares paid in cash			(5,266)			(5,266)
Purchase of treasury shares – 5,000 shares	-	-	-	(109,000)	-	(109,000)
Contribution of treasury shares to ESOP – 2,414 shares (Note K)		52,287	-	15,305		67,592
Stock options exercised–12,864 shares	129	138,068	-	-	-	138,197
Tax benefit on stock options exercised (Note M)	-	63,020	-	-	-	63,020
BALANCE, DECEMBER 31, 2006	$ 23,724	$ 25,840,623	$ 3,953,216	$ (794,756)	$ (2,816,613)	$ 26,206,194

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,408,903	$ 4,035,891	$ 3,916,235
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Amortization and accretion of premiums and discounts on investment securities, net	207,376	381,201	404,736
Provision for loan losses	420,000	342,028	360,000
Depreciation and amortization	498,680	401,740	360,933
Deferred income taxes (benefits)	(347,290)	(96,531)	67,444
Losses (gains) on sales of available for sale securities	666,702	(78,949)	(34,450)
Gain on the sales of loans receivable	-	(82,858)	-
Gain on the sales of foreclosed real estate	-	-	(45,138)
Loans originated for sale	(2,656,004)	-	(277,000)
Proceeds from sales of loans held for sale	1,625,210	-	279,907
Gains on sales of loans held for sale	(11,389)	-	(2,907)
Gains on sale of repossessed assets	(159)	(549)	(500)
(Gains) losses on disposals of bank premises and equipment	(100)	1,867	2,594
Increase in accrued interest receivable	(249,634)	(344,028)	(10,520)
(Increase) decrease in other assets	(190,789)	82,397	(261,493)
Increase in cash surrender value of insurance	(347,974)	(332,579)	(333,387)
(Increase) decrease in deferred loan origination costs	(86,416)	(90,220)	66,486
Increase in accrued expenses and other liabilities	772,654	416,333	513,896
Net cash provided by operating activities	1,709,770	4,635,743	5,006,836
CASH FLOWS FROM INVESTING ACTIVITIES			
Available for sale securities:			
Proceeds from principal payments	17,584,308	26,220,847	41,889,998
Purchases	(15,850,960)	(44,016,696)	(85,569,876)
Proceeds from sales	33,625,157	9,687,181	38,877,863
Decrease in due to broker for security purchases	(3,675,373)	-	-
Held to maturity securities:			
Proceeds from maturities and principal payments	8,519	21,911	46,912
Purchase of restricted stock	(30,000)	-	-
Investment in First Litchfield Statutory Trust II(Note I)	(93,000)	-	-
Purchase of Federal Home Loan Bank stock	(242,200)	(1,018,300)	(793,100)
Proceeds from the sale of loans	-	17,101,552	-
Net increase in loans	(53,571,030)	(40,955,177)	(26,876,055)
Proceeds from sales of repossessed assets	15,159	21,395	9,500
Purchases of premises and equipment	(2,589,641)	(1,881,108)	(345,227)
Proceeds from sale of premises and equipment	100	-	100
Purchase of life insurance policies	(24,750)	(24,750)	(287,250)
Proceeds from sale of foreclosed real estate	-	-	345,138
Net cash used in investing activities	(24,843,711)	(34,843,145)	(32,701,997)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in savings, money market and demand deposits	(9,765,351)	(20,277,950)	7,336,189
Net increase (decrease) in certificates of deposit	65,323,864	(2,699,068)	(10,045,297)
Proceeds from Federal Home Loan Bank advances	24,000,000	49,000,000	4,000,000
Repayments on Federal Home Loan Bank advances	(14,500,000)	(22,000,000)	(9,700,000)
Net (decrease) increase in overnight Federal Home Loan Bank borrowings	(16,116,000)	17,116,000	-
Net (decrease) increase in repurchase agreements with financial institutions	(19,500,000)	6,800,000	35,900,000
Net increase in repurchase agreements with customers	2,231,851	9,764,584	209,588
Proceeds from issuance of subordinated debt	3,093,000	-	-
Principal repayments on capital lease obligation	(1,383)	-	-
Purchase of treasury shares	(109,000)	-	-
Distribution in cash for fractional shares of common stock	(5,266)	(5,952)	(6,392)
Proceeds from exercise of stock options	138,197	73,747	280,782
Dividends paid on common stock	(1,282,891)	(1,136,010)	(920,062)
Tax benefit of stock options exercised	63,020	60,875	160,758
Minority interest investment in subsidiary	50,000	-	-
Net cash provided by financing activities	33,620,041	36,696,226	27,215,566

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont.

Net increase (decrease) in cash and cash equivalents	10,486,100	6,488,824	(479,595)
CASH AND CASH EQUIVALENTS, at beginning of year	18,711,537	12,222,713	12,702,308
CASH AND CASH EQUIVALENTS, at end of year	$ 29,197,637	$18,711,537	$ 12,222,713
SUPPLEMENTAL INFORMATION			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 12,987,505	$ 7,155,131	$ 6,126,517
Income taxes	$ 900,400	$ 950,500	$ 1,350,900
Noncash investing and financing activities:			
Due to broker for securities purchased	$ -	$ 3,675,373	$ -
Transfer of loans to repossessed assets	$ 19,160	$ 31,687	$ -
Accrued dividends declared	$ 338,100	$ 320,456	$ 283,592
Treasury stock contributed to ESOP	$ 67,592	$ -	$ -
Change in other assets and other liabilities related to the unfunded pension liability	$ 1,152,582	$ -	$ -
Capital lease incurred for acquisition of premises	$ 1,102,027	$ -	$ -

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the First Litchfield Financial Corporation (the "Company") and The First National Bank of Litchfield (the "Bank"), a nationally-chartered commercial bank, and the Bank's wholly owned subsidiaries, Litchfield Mortgage Service Corporation and Lincoln Corporation. These financial statements also include the accounts of First Litchfield Leasing Corporation, an entity in which the Bank has an eighty percent ownership. Deposits in the Bank are insured up to specified limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a full range of banking services to individuals and businesses located primarily in Northwestern Connecticut. These products and services include demand, savings, NOW, money market and time deposits, residential and commercial mortgages, consumer installment and other loans as well as trust services. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic regulatory examinations.

On January 7, 2000, the Company filed a Form 10-SB registration statement with the Securities and Exchange Commission (the "SEC") to register the Company's $.01 par value common stock under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Company files periodic financial reports with the SEC as required by the Exchange Act. On June 26, 2003, the Company formed First Litchfield Statutory Trust I for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company. On June 16, 2006, the Company formed First Litchfield Statutory Trust II for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company. (See Note I).

The significant accounting policies followed by the Company and the methods of applying those policies are summarized in the following paragraphs:

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. The Trust I and Trust II are not included in the consolidated financial statements. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK: Most of the Company's activities are with customers located within Litchfield County, Connecticut. Note C discusses the types of securities that the Company invests in. Note E discusses the types of lending that the Company engages in. The Company does not have any significant loan concentrations to any one industry or customer. Note K discusses a concentration related to the cash surrender value of the life insurance.

SEGMENT REPORTING: The Company's only business segment is community banking. During the periods presented this segment represented all the revenues and income for the consolidated group and therefore, is the only reported segment as defined by SFAS No. 131, " Disclosures about Segments of an Enterprise and Related Information" (SFAS 131)."

As discussed above, the Company formed a leasing company during the fourth quarter of 2006. As the leasing company was inactive during 2006, the Company did not present segment disclosure for the leasing company in the current year. Starting in the first quarter of 2007, the Company will present segment disclosure for the leasing company in accordance with SFAS 131.

DEBT AND MARKETABLE EQUITY SECURITIES: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The sale of a held to maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

INTEREST AND FEES ON LOANS: Interest on loans is included in income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Bank generally amortizes these amounts over the contractual life of the related loans, utilizing a method which approximates the interest method.

LOANS HELD FOR SALE: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold on the trade date.

TRANSFER OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

LOANS RECEIVABLE: Loans receivable are stated at current unpaid principal balances net of the allowance for loan losses and deferred loan origination fees and costs. Management has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments, due to the borrowers' financial condition.

A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral if the loan is collateral-dependent. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment. The Bank considers all non-accrual loans; other loans past due 90 days or more, based on contractual terms, and restructured loans to be impaired. The Bank's policy with regard to the recognition of interest income on impaired loans is consistent with that of loans not considered impaired.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price if the loan is collateral dependent) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions.

The Bank's mortgage loans are collateralized by real estate located principally in Litchfield County, Connecticut. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and real estate acquired through foreclosure is susceptible to changes in local market conditions. In addition, motor vehicles and recreational vehicles, whose value declines rapidly during the loan term, generally secure a substantial portion of the Bank's installment loans. Accordingly, the ultimate collectibility of a substantial portion of the Bank's installment loan portfolio and repossessed assets is susceptible to changes in local economic conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, the Office of the Comptroller of the Currency (the "OCC"), as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses and valuation of other real estate. The OCC may require the Bank to recognize additions to the allowance or write-downs based on their judgment about information available to them at the time of their examination.

RATE LOCK COMMITMENTS: The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company records derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

PREMISES AND EQUIPMENT: Bank premises and equipment are stated at cost for purchased assets, and for assets under capital lease, at the lower of fair value or net present value of the minimum lease payments required over the term of the lease, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, including premises and equipment and certain identifiable intangible assets which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

FORECLOSED REAL ESTATE: Foreclosed real estate, if any, is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less

estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

REPURCHASE AGREEMENTS WITH CUSTOMERS: Repurchase agreements with customers are classified as secured borrowings, and generally mature within one to three days of the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

TRUST ASSETS: Assets of the Trust Department, other than trust cash on deposit at the Bank, are not included in these consolidated financial statements because they are not assets of the Company. Trust fees are recognized on the accrual basis of accounting.

INCOME TAXES: The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees. Pension costs are accrued based on the projected unit credit method and the Bank's policy is to fund annual contributions in amounts necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

In September 2006, the FASB issued FASB Statement No. 157 ("FASB 157"), "Fair Value Measurements," which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under Generally Accepted Accounting Principles. As a result of FASB 157 there is now a common definition of fair value to be used throughout generally accepted accounting principles, ("GAAP"). The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of FASB 157 will have a material impact on its statement of operations.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Statement No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87,88, 106, and 132(R)," which requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. SFAS No. 158 does not change how pensions and other postretirement benefits are accounted for and reported in the income statement. The required transition method of adoption is a prospective application and recognizing the funded status of a company's benefit plans require an offsetting adjustment to accumulated other comprehensive income in shareholders' equity. The Company's pension plan is in an underfunded status and the Company recorded a decrease to accumulated other comprehensive income of approximately $761,000, net of taxes, upon adoption of SFAS No. 158. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations as of the same date as the year end balance sheet date. This requirement is effective for the Company's fiscal year ending December 31, 2008. The Company is currently evaluating the impact of the adoption of this provision of SFAS No. 158.

STOCK OPTION PLANS: In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"). SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) is a replacement of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretive guidance. This statement requires entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company elected to adopt SFAS No. 123(R) on January 1, 2006 under the modified prospective method. Compensation is measured using the fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period. Compensation cost related to the non-vested portion of awards outstanding as of that date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No 123; that is, the Company was not required to re-measure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of SFAS No 123(R).

The Company had applied Accounting Principles Board Opinion No. 25 and related Interpretations, in accounting for the stock option plan prior to January 1, 2006. Under APB Opinion No. 25, stock options issued prior to 2006 had no intrinsic value at the grant date and therefore, no compensation cost was recognized for them. In addition, all stock options outstanding at December 31, 2005 were fully vested and therefore the adoption of SFAS No. 123(R) had no initial impact on the Company's financial statements. There are no pro forma disclosures required for 2006, 2005 and 2004 because there were no stock-based compensation attributed to those years.

EARNINGS PER SHARE: Basic earnings per share represents income available to common shareholders and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and are determined using the treasury stock method.

RELATED PARTY TRANSACTIONS: Directors and officers of the Company and Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of the management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Notes D, I, and P contain details regarding related party transactions.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses are included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and unfunded pension liabilities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

STATEMENTS OF CASH FLOWS: Cash and due from banks, Federal funds sold and interest-earning deposits in banks are recognized as cash equivalents in the statements of cash flows. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Generally, Federal funds sold have a one-day maturity. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks and Federal funds sold which, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.

RECENT ACCOUNTING PRONOUNCEMENTS: In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, ("SFAS 154"), "Accounting Changes and Error Corrections," replacing APB Opinion No. 20 and FASB Statement No. 3, which changes the treatment and reporting requirements for both accounting errors and changes of accounting principles, and provides guidance on determining the treatment of the retrospective application of a change. This Statement applies to all voluntary changes in accounting principles. The adoption of this statement by the Company in 2006 had no impact on the Company's financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, "Accounting for Income Taxes"("FASB No. 109"). FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company has not yet completed the process of evaluating what effect, if any, the adoption of FIN 48 will have on its financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The statement also subjects beneficial interests in securitized financial assets to the requirements of SFAS 133. This statement is effective for all financial instruments acquired, issued, or subject to re-measurement after December 31, 2006. The Company does not expect that the adoption of this statement will have a material impact on its financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an Amendment of FASB Statement No. 140." The statement amends SFAS No. 140 by (1) requiring the separate accounting for servicing assets and servicing liabilities, which arise from the sale of financial assets; (2) requiring all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and (3) permitting an entity to choose between an amortization method or a fair value method for subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006. The Company adopted this statement in 2006 and it did not have a material impact on the financial statements.

At its September 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement periods is a postretirement benefit arrangement required to be accounted for under SFAS No. 106 or Accounting Principles Board Opinion ("APB") No. 12, "Omnibus Opinion - 1967." The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan, or under APB No. 12 if it is not part of a plan. Issue 06-04 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-04 on its financial statements.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At December 31, 2006 and 2005 the Bank was required to have cash and liquid assets of approximately $6,207,000 and $5,752,000, respectively, to meet these requirements. In addition, the Bank is required to maintain $200,000 in the Federal Reserve Bank for clearing purposes.

NOTE C – SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of securities which are classified as available for sale and held to maturity at December 31, 2006 and 2005 are as follows:

AVAILABLE FOR SALE

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
U.S. Treasury securities	$ 4,011,499	$ -	$ (19,624)	$ 3,991,875
U.S. Government Agency securities	38,991,992	-	(1,190,389)	37,801,603
State and Municipal obligations	31,193,318	381,930	(43,720)	31,531,528
Corporate and Other bonds	11,274,073	67,326	(14,649)	11,326,750
	85,470,882	449,256	(1,268,382)	84,651,756
Mortgage-Backed Securities:				
GNMA	1,060,592	-	(18,763)	1,041,829
FNMA	47,084,763	78,779	(1,790,692)	45,372,850
FHLMC	15,279,052	33,758	(546,682)	14,766,128
	63,424,407	112,537	(2,356,137)	61,180,807
Marketable Equity Securities	2,000,000	-	(52,288)	1,947,712
Total available for sale securities	$ 150,895,289	$ 561,793	$ (3,676,807)	$ 147,780,275

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
U.S. Treasury securities	$ 4,292,659	$ -	$ (58,746)	$ 4,233,913
U.S. Government Agency securities	57,955,558	125,130	(1,319,233)	56,761,455
State and Municipal obligations	34,727,011	255,067	(238,212)	34,743,866
Corporate and Other bonds	5,916,080	7,457	(21,037)	5,902,500
	102,891,308	387,654	(1,637,228)	101,641,734
Mortgage-Backed Securities:				
GNMA	5,142,926	-	(107,149)	5,035,777
FNMA	58,192,401	26,658	(2,153,239)	56,065,820
FHLMC	18,901,237	3,865	(712,594)	18,192,508
	82,236,564	30,523	(2,972,982)	79,294,105
Marketable Equity Securities	2,000,000	-	(35,481)	1,964,519
Total available for sale securities	$ 187,127,872	$ 418,177	$ (4,645,691)	$182,900,358

HELD TO MATURITY

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA	$ 40,516	$ -	$ (542)	$ 39,974

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA	$ 49,035	$ -	$ (1,102)	$ 47,933

The following table presents the Bank's securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous unrealized loss position at December 31, 2006:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities:						
U.S. Treasury securities	$ 3,007,031	$ 5,394	$ 984,844	$ 14,230	$ 3,991,875	$ 19,624
U.S. Government Agency securities	2,887,470	112,530	34,914,133	1,077,859	37,801,603	1,190,389
State & Municipal obligations	5,361,502	25,491	1,241,836	18,229	6,603,338	43,720
Corporate & Other bonds	3,880,000	14,649	-	-	3,880,000	14,649
	15,136,003	158,064	37,140,813	1,110,318	52,276,816	1,268,382
Mortgage-Backed Securities:						
GNMA	-	-	1,065,361	19,305	1,065,361	19,305
FNMA	2,713,210	2,927	35,794,145	1,787,765	38,507,355	1,790,692
FHLMC	444,661	2,665	11,593,313	544,017	12,037,974	546,682
	3,157,871	5,592	48,452,819	2,351,087	51,610,690	2,356,679
Marketable Equity Securities	-	-	1,947,712	52,288	1,947,712	52,288
Total	$ 18,293,874	$ 163,656	$ 87,541,344	$ 3,513,693	$ 105,835,218	$ 3,677,349

The following table presents the Bank's securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous unrealized loss position at December 31, 2005:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities:						
U.S. Treasury securities	$ 987,656	$ 10,742	$ 3,246,257	$ 48,004	$ 4,233,913	$ 58,746
U.S. Government Agency securities	17,845,690	124,415	35,790,635	1,194,818	53,636,325	1,319,233
State & Municipal obligations	14,579,556	238,212	-	-	14,579,556	238,212
Corporate & Other bonds	2,895,000	21,037	-	-	2,895,000	21,037
	36,307,902	394,406	39,036,892	1,242,822	75,344,794	1,637,228
Mortgage-Backed Securities:						
GNMA	4,867,732	96,591	198,440	11,660	5,066,172	108,251
FNMA	15,614,259	623,236	34,446,103	1,530,003	50,060,362	2,153,239
FHLMC	-	-	17,257,496	712,594	17,257,496	712,594
	20,481,991	719,827	51,902,039	2,254,257	72,384,030	2,974,084
Marketable Equity Securities	1,964,519	35,481	-	-	1,964,519	35,481
Total	$ 58,754,412	$ 1,149,714	$ 90,938,931	$ 3,497,079	$ 149,693,343	$ 4,646,793

At December 31, 2006, sixty-five securities have unrealized losses. Management does not believe that any of the unrealized losses are other than temporary as they primarily relate to debt and mortgage-backed securities issued by the U.S. Government and U.S. Government agencies, and are due to changes in the interest rate environment. The Company has both the intent and the ability to hold these securities until maturity or until the fair value fully recovers. In addition, management considers the issuers of the securities to be financially sound and the Company will receive all contractual principal and interest related to these investments. As a result, management believes that these unrealized losses will not have a negative impact on future earnings or a permanent effect on capital. However, management periodically evaluates investment alternatives to properly manage the overall balance sheet. The timing of sales and reinvestments is based on various factors, including management's evaluation of interest rate risks and liquidity needs.

The amortized cost and fair value of debt securities at December 31, 2006, by contractual maturity, are shown below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid with or without call or prepayment penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31, 2006			
	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,000,000	$ 4,970,765	$ -	$ -
Due after one year through five years	10,011,499	9,822,790	-	-
Due after five years through ten years	26,781,824	25,888,113	-	-
Due after ten years	43,677,559	43,970,088	-	-
	85,470,882	84,651,756	-	-
Mortgage-backed securities	63,424,407	61,180,807	40,516	39,974
TOTAL DEBT SECURITIES	$ 148,895,289	$ 145,832,563	$ 40,516	$ 39,974

For the years ended December 31, 2006, 2005 and 2004, proceeds from the sales of available for sale securities were $33,625,157 $9,687,181 and $38,877,863, respectively. Gross losses of $666,702 were realized on these sales in 2006. Gross gains of $78,949 and $34,450, respectively, were realized on sales in 2005 and 2004, respectively.

Investment securities with a carrying value of $95,244,000 and $116,818,000 were pledged as collateral to secure treasury tax and loan, trust assets, securities sold under agreements to repurchase and public funds at December 31, 2006 and 2005, respectively.

During 2006 and 2005, there were no transfers of securities from the available for sale category into the held to maturity or trading categories, and there were no securities classified as held to maturity that were transferred to available for sale or trading categories.

NOTE D – LOANS TO RELATED PARTIES

In the normal course of business the Bank has granted loans to officers and directors of the Bank and to their associates. As of December 31, 2006 and 2005, all loans to officers, directors and their associates were performing in accordance with the contractual terms of the loans. Changes in these loans to persons considered to be related parties are as follows:

	2006	2005
Balance at the beginning of year	$ 2,874,780	$ 2,800,077
Advances	234,271	881,589
Repayments	(1,114,905)	(426,773)
Other changes	477,758	(380,113)
BALANCE AT END OF YEAR	$ 2,471,904	$ 2,874,780

Other changes in loans to related parties resulted from loans to individuals who ceased being related parties during the year, as well as existing loans outstanding at the beginning of the year to individuals who became related parties during the year.

NOTE E – LOANS RECEIVABLE

A summary of loans at December 31, 2006 and 2005 is as follows:

	2006	2005
Real estate—residential mortgage	$ 177,082,143	$ 145,927,290
Real estate—commercial mortgage	53,318,351	42,144,448
Real estate—construction	30,605,787	28,549,180
Commercial	26,949,985	21,150,306
Installment	7,167,980	4,334,274
Other	171,752	47,091
TOTAL LOANS	295,295,998	242,152,589
Net deferred loan origination costs	375,177	288,761
Premiums on purchased loans	334,950	-
Allowance for loan losses	(2,106,100)	(1,759,611)
NET LOANS	$ 293,900,025	$ 240,681,739

Changes in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004, were as follows:

	2006	2005	2004
Balance at beginning of year	$ 1,759,611	$ 1,389,947	$ 1,149,454
Provision for loan losses	420,000	342,028	360,000
Loans charged off	(96,072)	(97,565)	(184,970)
Recoveries of loans previously charged off	22,561	125,201	65,463
BALANCE AT END OF YEAR	$ 2,106,100	$ 1,759,611	$ 1,389,947

A summary of nonperforming loans follows:

	2006	2005
Non-accrual loans	$ 1,504,551	$ 273,330
Accruing loans contractually past due 90 days or more	343	4,884
TOTAL	$ 1,504,894	$ 278,214

If interest income on non-accrual loans throughout the year had been recognized in accordance with the loans' contractual terms, approximately $64,000, $9,000 and $14,000 of additional interest would have been recorded for the years ended December 31, 2006, 2005 and 2004, respectively.

The following information relates to impaired loans, which include all nonaccrual loans and other loans past due 90 days or more, and all restructured loans, as of and for the years ended December 31, 2006 and 2005:

		2006	2005
Impaired loans receivable for which there is a related allowance for loan losses determined:			
Based on discounted cash flows		$ 56,392	$ 12,000
Based on the fair value of collateral		170,677	-
	Total	$ 227,069	$ 12,000
Impaired loans receivable for which there is no related allowance for loan losses determined:			
Based on discounted cash flows		$ 1,239,032	$ 266,000
Based on the fair value of collateral		38,793	-
	Total	$ 1,277,825	$ 266,000
Allowance for loan losses related to impaired loans		$ 85,261	$ 12,000

Additional information related to impaired loans is as follows:

	2006	2005	2004
Average recorded investment in impaired loans	$ 745,000	$ 985,000	$ 1,236,000
Interest income recognized	$ 73,000	$ 5,000	$ 94,000
Cash interest received	$ 87,000	$ 15,000	$ 100,000

The Bank has no commitments to lend additional funds to borrowers whose loans are impaired.

The Bank's lending activities are conducted principally in the Litchfield County section of Connecticut. The Bank grants single-family and multi-family residential loans, commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, residential developments and for land development projects. Although lending activities are diversified, a substantial portion of many of the Bank's customers' net worth is dependent on real estate values in the Bank's market area. The Bank also grants loans for motor vehicles and recreational vehicles. Collectability of such loans is dependent on a variety of factors including general economic conditions, employment stability, and the borrower's level of consumer debt.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension depending on the Bank's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are marketable securities, time deposits, automobiles, boats, motorcycles and recreational vehicles. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. The Bank's policy for real estate collateral requires that, generally, the amount of the loan may not exceed 80% of the original appraised value of the property. Private mortgage insurance is required for the portion of the loan in excess of 80% of the original appraised value of the property. For installment loans, the Bank may loan up to 100% of the value of the collateral.

NOTE F – PREMISES AND EQUIPMENT

The major categories of premises and equipment as of December 31, 2006 and 2005 are as follows:

	2006	2005
Land	$ 1,102,465	$ 1,081,345
Buildings and improvements	6,972,685	4,205,304
Furniture and fixtures	3,431,455	2,640,197
Leasehold improvements	308,591	260,080
	11,815,196	8,186,926
Less accumulated depreciation and amortization	4,374,880	3,939,598
	$ 7,440,316	$ 4,247,328

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2006, 2005 and 2004 was $498,680, $401,740 and $360,933 respectively.

Premises under capital lease of $1,102,027 and related accumulated amortization of $1,383 as of December 31, 2006 is included in buildings and improvements.

NOTE G – LEASES

The Company leases a branch office of the Bank under a twenty-year capital lease that expires in 2026. In addition, at December 31, 2006, the Company was obligated under various non-cancellable operating leases for office space. Certain leases contain renewal options and provide for increased rentals based principally on increases in the average consumer price index. The Company also pays certain executory costs under these leases. Net rent expense under operating leases was approximately $287,000, $153,000 and $151,000 for 2006, 2005 and 2004, respectively. The future minimum payments under the capital lease and operating leases are as follows:

	Capital Leases	Operating Leases
2007	$ 75,000	$ 207,000
2008	75,000	161,000
2009	75,000	151,000
2010	75,000	109,000
2011	75,916	112,000
2012 and thereafter	1,492,833	536,000
	1,868,749	$ 1,276,000
Less amount representing interest	(768,105)	
Present value of future minimum lease payments-capital lease obligation	$ 1,100,644	

NOTE H – DEPOSITS

A summary of deposits at December 31, 2006 and 2005 is as follows:

	2006	2005
Noninterest bearing:		
Demand	$ 68,501,750	$ 66,907,502
Interest bearing:		
Savings	45,304,667	48,502,205
Money market	71,079,935	79,241,996
Time certificates of deposit in denominations of $100,000 or more	72,781,087	27,134,125
Other time certificates of deposit	75,761,435	56,084,533
	264,927,124	210,962,859
	$ 333,428,874	$ 277,870,361

Included in time deposits as of December 31, 2006 and 2005 are approximately $25,323,000 and $3,073,000, respectively, of brokered deposits which have varying maturities through September 2008 and May 2007, respectively.

The following is a summary of time certificates of deposits by contractual maturity as of December 31, 2006:

2007	$141,309,372
2008	5,474,503
2009	339,141
2010	1,258,397
2011 and thereafter	171,109
Total	$148,542,522

Deposit accounts of officers, directors and their associates aggregated $5,456,910 and $2,941,815 at December 31, 2006 and 2005, respectively.

NOTE I – BORROWINGS

Federal Home Loan Bank Borrowings

The Bank, which is a member of the Federal Home Loan Bank of Boston (the "FHLBB"), is required to maintain as collateral, an investment in capital stock of the FHLBB in an amount equal to a certain percentage of its outstanding residential first mortgage loans. Purchases of Federal Home Loan Bank stock totaled $242,200 during 2006 and $1,018,300 during 2005. The 2006 and 2005 increases in FHLBB stock are due to capital structure changes implemented during the second quarter of 2004 by the Federal Home Loan Bank of Boston (FHLBB). These changes require each institution's stock investment in the FHLBB to be reflective of that institution's use of FHLBB products. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provision of the Federal Home Loan Bank. As a member of the FHLBB, the Bank has access to a preapproved line of credit of up to 2% of its total assets and the capacity to obtain additional advances up to 30% of its total assets. In accordance with an agreement with the FHLBB, the Bank is required to maintain qualified collateral, as defined in the FHLBB Statement of Products Policy, free and clear of liens, pledges and encumbrances for the advances. FHLBB stock and certain loans which aggregate approximately 100% of the outstanding advances are used as collateral. At December 31, 2006 and 2005, advances under the Federal Home Loan Bank line of credit totaled $1,000,000 and $17,116,000 respectively. At December 31, 2006 and 2005, other outstanding advances from the FHLBB aggregated $66,000,000 and $56,500,000, respectively, at interest rates ranging from 2.59% to 5.30%, and 2.33% to 4.38%, respectively.

Repurchase Agreements with Financial Institutions

At December 31, 2006 and 2005, securities sold under agreements to repurchase totaled $47,200,000 and $66,700,000, respectively, at interest rates ranging from 2.40% to 4.19%, and 2.10% to 4.58%, respectively.

Junior Subordinated Debt Issued by Unconsolidated Trusts

The Company has established two Delaware statutory trusts, First Litchfield Statutory Trust I and First Litchfield Statutory Trust II, for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trusts to purchase junior subordinated notes of the Company, which are the sole assets of each trust. Concurrently with the issuance of the trust preferred securities, the Company issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are issues that qualify, and are treated by the Company, as Tier 1 regulatory capital. The Company wholly owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment.

The table below summarizes the outstanding junior subordinated notes and the related trust preferred securities issued by each trust as of December 31, 2006:

	First Litchfield Statutory Trust I	First Litchfield Statutory Trust II
Junior Subordinated Notes:		
Principal balance	$ 7,011,000	$ 3,093,000
Annual interest rate	3 mo libor +3.10%	3 mo libor +1.65%
Stated maturity date	June 26, 2033	June 30, 2036
Call date	June 26, 2008	June 30, 2011
Trust Preferred Securities:		
Face value	6,800,000	3,000,000
Annual distribution rate	3 mo libor +3.10%	3 mo libor +1.65%
Issuance date	June 2003	June 2006
Distribution dates (1)	Quarterly	Quarterly

(1) All cash distributions are cumulative

Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated notes at the stated maturity date or upon redemption on a date no earlier than June 26, 2008 for First Litchfield Statutory Trust I and June 30, 2011 for First Litchfield Statutory Trust II. Prior to these respective redemption dates, the junior subordinated notes may be redeemed by the Company (in which case the trust preferred securities would also be redeemed) after the occurrence of certain events that would have a negative tax effect on the Company or the trusts, would cause the trust preferred securities to no longer qualify as Tier 1 capital, or would result in a trust being treated as an investment company. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated notes. The Company's obligation under the junior subordinated notes and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of each trust's obligations under the trust preferred securities issued by each trust. The Company has the right to defer payment of interest on the notes and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity date in the table above. During any such deferral period the Company may not pay cash dividends on its common stock and generally may not repurchase its common stock.

The contractual maturities of the Company's borrowings at December 31, 2006, by year, are as follows:

	Fixed Rate	Floating Rate	Total
2007	$ 36,150,000	$ -	$ 36,150,000
2008	21,500,000	-	21,500,000
2009	4,550,000	7,000,000	11,550,000
2010	5,000,000	-	5,000,000
2011	-	-	-
Thereafter	40,000,000	10,104,000	50,104,000
TOTAL LONG-TERM DEBT	$ 107,200,000	$ 17,104,000	$ 124,304,000

NOTE J – INCOME TAXES

The components of the income tax (benefit) provision are as follows:

	2006	2005	2004
Current Provision:			
Federal	$ 279,765	$ 1,607,874	$ 1,453,518
Deferred (Benefit) Provision:			
Federal	(347,290)	(96,531)	67,444
Total	$ (67,525)	$ 1,511,343	$ 1,520,962

A reconciliation of the anticipated income tax expense (benefit) (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the (benefit) provision for income taxes as reported in the statements of income is as follows:

	2006		2005		2004	
Provision for income taxes at statutory Federal rate	$ 456,069	34%	$1,886,060	34%	$1,848,647	34%
Increase (decrease) resulting from:						
Tax exempt income	(482,846)	(36)	(305,425)	(6)	(245,138)	(4)
Nondeductible interest expense	57,165	4	22,783	1	15,244	-
Non-taxable income from insurance policies	(118,311)	(9)	(113,077)	(2)	(113,352)	(2)
Other	20,398	2	21,002	-	15,561	-
(Benefit) provision for income taxes	$ (67,525)	(5)%	$1,511,343	27%	$ 1,520,962	28%

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 716,073	$ 598,267
Depreciation	101,807	60,137
Accrued expenses	222,719	241,831
Alternative minimum taxes	261,503	-
Unfunded pension liability	391,878	-
Unrealized loss on available for sale securities	1,059,106	1,437,355
Total gross deferred tax assets	2,753,086	2,337,590

Deferred tax liabilities:		
Tax bad debt reserve	(153,536)	(162,932)
Prepaid pension costs	(232,209)	(247,896)
Net deferred loan costs	(127,560)	(98,179)
Prepaid expenses and other	(66,748)	(16,467)
Total gross deferred tax liabilities	(580,053)	(525,474)
Net deferred tax asset	$ 2,173,033	$ 1,812,116

Based on the Company's earning history and amount of income taxes paid in prior years, management believes that it is more likely than not that the deferred tax asset will be realized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a "passive investment company" ("PIC") to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institution's parent from PICs are not taxable. In August 2000, the Bank established a PIC, as a wholly-owned subsidiary, and beginning in October 2000, transferred a portion of its residential and commercial mortgage loan portfolios from the Bank to the PIC. A substantial portion of the Company's interest income is now derived from the PIC, an entity that has been organized as a state tax exempt entity, and accordingly there is no provision for state income taxes in 2006, 2005 and 2004.

NOTE K – EMPLOYEE BENEFITS

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan (the "Plan") that covers substantially all employees who have completed one year of service and have attained age 21. The benefits are based on years of service and the employee's compensation during the last five years of employment. During the first quarter of 2005, the Bank's pension plan was curtailed. Because of this action, no contributions to the Plan were made by the Bank during 2006 and 2005. Prior to the Plan's curtailment, the Bank's funding policy was to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as the Bank determined to be appropriate from time to time. The actuarial information has been calculated using the projected unit credit method.

As described in Note A, the Company adopted SFAS No. 158 at December 31, 2006 and, as a result, an adjustment to record the Company's unfunded pension liability of $1,152,582 was made to decrease prepaid pension costs and increase accrued expenses and other liabilities. This amount, net of deferred taxes of $391,878, was recorded as an adjustment to accumulated other comprehensive income of $760,704.

The following table sets forth the Plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2006, 2005 and 2004 using a measurement date of December 31:

Change in benefit obligation	2006	2005	2004
Benefit obligation, beginning	$3,586,983	$ 3,567,063	$ 3,309,744
Service cost	-	-	259,555
Interest cost	193,161	210,062	192,198
Change in assumptions due to plan amendments	-	813,887	-
Actuarial gain	-	(38,658)	(51,602)
Curtailment gain	-	(644,297)	-
Benefits paid	(371,412)	(321,074)	(142,832)
Benefit obligation, ending	3,408,732	3,586,983	3,567,063

Change in plan assets:			
Fair value of plans assets, beginning	2,981,138	3,077,431	2,736,414
Actual return on plan assets	329,392	224,781	196,749
Employer contribution	-	-	287,100
Benefits paid	(371,412)	(321,074)	(142,832)
Fair value of plan assets, ending	2,939,118	2,981,138	3,077,431
Funded status at end of year included in accrued expenses and other liabilities in 2006	$(469,614)	(605,845)	(489,632)
Unrecognized net actuarial loss		1,334,951	1,248,449
Unrecognized service cost		-	-
Prepaid benefit cost included in other assets		$ 729,106	$ 758,817

The accumulated benefit obligation was $3,586,983 and $2,868,637 at December 31, 2006 and 2005, respectively. At December 31, 2006, $1,152,582 of net actuarial gains is included in other comprehensive income. The estimated net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 is $67,807.

Components of net periodic benefit cost:	2006	2005	2004
Service cost	$ -	$ -	$ 259,555
Interest cost	193,161	210,062	192,198
Expected return on plan assets	(214,862)	(233,238)	(226,290)
Amortization of prior service cost	-	-	-
Amortization of unrealized loss	67,839	52,887	47,853
Net periodic benefit cost	$ 46,138	$ 29,711	$ 273,316

Weighted-average assumptions used to determine benefit obligations at December 31:

	2006	2005
Discount rate	5.50%	5.50%
Rate of compensation increase	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2006	2005
Discount rate	5.50%	5.50%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increase	N/A	N/A

The pension expense for the Plan was $46,138, $29,711 and $273,316 for the years ended December 31, 2006, 2005 and 2004, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on Plan assets of 7.50% each year. In developing the expected long-term rate of return assumption, management evaluated input from its investment advisor and actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Management anticipates that investments will continue to generate long-term returns averaging at least 7.50%. Management regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. Management continues to believe that 7.50% is a conservatively reasonable long-term rate of return on Plan assets. Management will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust as necessary.

The Bank's pension plan weighted average asset allocations at December 31, 2006 and 2005 by asset category are as follows:

Asset Category	Percentage of Plan Assets as of December 31, 2006	2005
Cash and receivables	2%	2%
Corporate debt and equity securities	13%	15%
Pooled funds/Mutual funds	66%	63%
Government securities	19%	20%
Total	100%	100%

The purpose of the pension investment program is to provide the means to pay retirement benefits to participants and their beneficiaries in the amounts and at the times called for by the Plan. Plan benefits were frozen effective May 1, 2005. No annual contributions were required or made to the Plan in 2006, and none are expected to be made in 2007.

Plan assets are diversified and invested in accordance with guidelines established by the Bank's Compensation and Trust Committees. The portfolio is managed according to a standard Growth and Income Investment Objective model. The target asset allocation is 60% equity and 40% fixed income exposure. Rebalancing takes place when the investment mix varies more than 5% of its Investment Objective model. Equity plan assets are further diversified in investment styles ranging from large cap, mid cap, small cap and international through the investment in eight equity mutual funds. Individual corporate, government agency and municipal bonds/notes, as well as certificates of deposits, provide fixed income for the plan and are diversified by type, credit quality and duration. The fifteen to twenty fixed income investments are laddered by maturity in order to mitigate interest rate sensitivity and income fluctuations over time.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2007	$ 186,000
2008	191,000
2009	188,000
2010	200,000
2011	238,000
2012-2016	1,222,000

EMPLOYEE SAVINGS PLAN: The Bank offers an employee savings plan under section 401(k) of the Internal Revenue Code. Under the terms of the Plan, employees may contribute up to 10% of their pre-tax compensation. For the years ended December 31, 2006 and 2005, the Bank made matching contributions equal to 50% of participant contributions up to the first 6% of pre-tax compensation of a contributing participant. The Bank also made a contribution of 3% of pre-tax compensation for all eligible participants regardless of whether the participant made voluntary contributions to the 401(k) plan. For the year ended December 31, 2004, the Bank made matching contributions equal to 50% of participant contributions up to the first 4% of pre-tax compensation of a contributing participant. Participants vest immediately in both their own contributions and the Bank's contributions. Employee savings plan expense was $202,563, $178,279 and $57,432 for 2006, 2005 and 2004, respectively.

OTHER BENEFIT PLANS: Effective December 31, 1996, the Bank entered into a supplemental retirement plan with the Bank's Senior Lending Officer, who retired in 1997. At December 31, 2006 and 2005, accrued supplemental retirement benefits of $5,000 and $10,000, respectively, are recognized in the Company's balance sheet related to this plan. Payments to this retiree will be $5,000 per year through 2007.

Beginning in 1996, the Company offered directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust. The market value of the related trust assets and corresponding liability of $198,960 and $313,579 at December 31, 2006, and 2005, respectively are included in the Company's balance sheet. During 2005, the plan was amended to cease the deferral of any future fees.

In 2000, the Bank adopted a long-term incentive compensation plan for its executive officers and directors. Under this plan, officers and directors are awarded deferred incentive compensation annually based on the earnings performance of the Bank. Twenty percent of each award vests immediately, and the remainder vests ratably over the next four years, however, awards are immediately vested upon change of control of the Bank, or when the participants reach their normal retirement date or early retirement age, as defined. In addition, interest is earned annually on the vested portion of the awards. Upon retirement, the participants' total deferred compensation, including earnings thereon, may be paid out in one lump sum, or paid in equal annual installments over fifteen years for executive officers and ten years for directors. For the years ended December 31, 2006, 2005 and 2004, $54,620, $132,938 and $164,998, respectively, were charged to operations under this plan. The related liability, of $347,115 and $387,688 at December 31, 2006 and 2005, respectively, is included in accrued expenses and other liabilities. At December 31, 2006 and 2005, unvested benefits earned under this plan were approximately $107,000 and $167,000, respectively.

In 2005, the Bank established an Employee Stock Ownership Plan ("ESOP"), for the benefit of its eligible employees. The ESOP invests in the stock of the Company providing participants with the opportunity to participate in any increases in the value of Company stock. Under the ESOP, eligible employees, which represent substantially all full-time employees, are awarded shares of the Company's stock which are allocated among participants in the ESOP in proportion to their compensation. The Board determines the total amount of compensation to be awarded under the plan. That amount of compensation divided by the fair value of the Company's shares at the date the shares are transferred to the plan determines the number of shares contributed to the plan. Dividends are allocated to participant accounts in proportion to their respective shares. For the years ended December 31, 2006 and 2005, $0 and $67,592 was charged to operations under the ESOP. During 2006, the Company contributed 2,414 shares to the ESOP which are held by the ESOP at December 31, 2006. The Company did not contribute any shares to the ESOP during 2005. Under the terms of the ESOP, the Company is required to repurchase shares from participants upon death or termination. The fair value of shares subject to repurchase at December 31, 2006 is approximately $50,000.

Effective January 1, 2006, the Bank entered into supplemental retirement agreements with three of the Bank's Senior Officers. At December 31, 2006, accrued supplemental retirement benefits of $104,000 are recognized in the Company's balance sheet related to these plans. Upon retirement, the plans provide for payments to these individuals ranging from 10% to 25% of the three year average of the executive's compensation prior to retirement for the life expectancy of the executive at the retirement date.

The Bank has an investment in, and is the beneficiary of, life insurance policies on the lives of certain current and former directors and officers. The purpose of these life insurance investments is to provide income through the appreciation in cash surrender values of the policies, which is used to offset the costs of the long-term incentive compensation plan as well as other employee benefit plans. These policies have aggregate cash surrender values of approximately $9,636,000 and $9,264,000 at December 31, 2006 and 2005, respectively. In addition, these assets are unsecured and are maintained with six insurance carriers.

The Company has agreements with certain members of senior management which provide for cash severance payments equal to two times annual compensation for the previous year, upon involuntary termination or reassignment of duties inconsistent with the duties of a senior executive officer, within 24 months following a "change in control" (as such terms are defined in the agreements). In addition, the agreements provide for the continuation of health and other insurance benefits for a period of 24 months following a change in control. The Company has similar agreements with other members of management which provide for cash severance of six months annual compensation if termination or reassignment of duties occurs within six months following a change of control, and provide for the continuation of health and other insurance benefits for a period of six months following a change in control.

NOTE L – SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

In November 2006, 2005 and 2004, the Board of Directors declared 5% stock dividends payable on December 29, 2006, December 30, 2005, and December 31, 2004, respectively. Payment of these dividends resulted in the issuance of 112,755, 106,787 and 101,242 additional common shares in December 2006, 2005 and 2004, respectively. The market value of the shares issued was charged to retained earnings, the par value of the shares issued was credited to common stock and the remainder was credited to additional paid-in capital. Fractional shares were payable in cash on an equivalent share basis of $23.00 for the 2006 stock dividend, $27.80 for the 2005 stock dividend and $27.00 for the 2004 stock dividend. Weighted-average shares and per share data have been restated to give effect to all stock dividends and splits.

The following is information about the computation of net income per share for the years ended December 31, 2006, 2005 and 2004. Shares outstanding include all shares contributed to the ESOP as all such shares have been allocated to the participants. The 2005 and 2004 information has been restated to give retroactive effect to all stock dividends and stock splits for the periods presented.

	For the Year Ended December 31, 2006		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 1,408,903	2,249,301	$ .63
Effect of Dilutive Securities			
Options Outstanding	-	10,169	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 1,408,903	2,259,470	$ .62

	For the Year Ended December 31, 2005		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 4,035,891	2,237,593	$ 1.80
Effect of Dilutive Securities			
Options Outstanding	-	23,618	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 4,035,891	2,261,211	$ 1.78

	For the Year Ended December 31, 2004		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 3,916,235	2,223,033	$ 1.76
Effect of Dilutive Securities			
Options Outstanding	-	31,388	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 3,916,235	2,254,421	$ 1.74

NOTE M – STOCK OPTION PLANS

At December 31, 2006, the Company had one fixed option plan, which is described below. Effective January 1, 2006, the Company adopted SFAS No. 123(R) utilizing the modified prospective approach. Prior to the adoption of SFAS No. 123(R), the Company accounted for the stock options grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants. Because there were no unvested share-based awards at January 1, 2006, the adoption of this statement had no initial effect on the Company's financial statements.

OPTION PLAN FOR OFFICERS AND OUTSIDE DIRECTORS

A stock option plan for officers and outside directors was approved by the shareholders during 1994. The price and number of options in the plan have been adjusted for all stock dividends and splits.

The stock option plan for directors automatically granted each director an initial option of 3,544 shares of the Company's common stock. Automatic annual grants of an additional 601 shares for each director were given for each of the four following years.

The stock option plan for officers, grants options based upon individual officer performance.

Under both the director and officer plans, the price per share of the option is the fair market value of the Company's stock at the date of the grant. No option may be exercised until 12 months after it is granted at which time options fully vest. Options are exercisable for a period of ten years from the grant thereof.

Activity in the option plan for officers and outside directors for 2006, 2005 and 2004 is summarized as follows: (The number of shares and price per share have been adjusted to give retroactive effect to all stock dividends and splits.)

	2006		2005		2004	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at the beginning of the year	30,406	10.23	40,528	9.49	77,795	8.55
Granted	-	-	-	-	-	-
Exercised	13,505	10.23	10,122	7.28	37,267	7.53
Cancelled	-	-	-	-	-	-
Options outstanding and exercisable at end of year	16,901	10.22	30,406	10.23	40,528	9.49

At December 31, 2006, exercise prices ranged from $8.08 to $12.52 with an average remaining contractual life of 1.2 years and a weighted average exercise price of $10.22.

Shares reserved for issuance of common stock under all the option plans is equal to the amount of options outstanding at the end of the year or 16,901.

The intrinsic value of options outstanding and exercisable at December 31, 2006, 2005 and 2004 is $180,120 and $517,611 and $831,154, respectively. The intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $143,805, $202,090 and $837,261, respectively.

NOTE N – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Company from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2006, the Bank had retained earnings of approximately $25,161,000, of which approximately $6,011,000 was available for distribution to the Company as dividends without prior regulatory approval.

Under Federal Reserve regulation, the Bank is also limited to the amount it may loan to the Company, unless such loans are collateralized by specified obligations. At December 31, 2006, the amount available for transfer from the Bank to the Company in the form of loans is limited to 10% of the Bank's capital stock and surplus.

NOTE O – COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit and unused lines of credit, and expose the Bank to credit risk in excess of the amounts recognized in the balance sheets.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Bank uses the same credit policies in making off-balance-sheet commitments and conditional obligations as it does for on-balance-sheet instruments.

Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary. Total credit exposures at December 31, 2006 and 2005 related to these items are summarized below:

	2006 Contract Amount	2005 Contract Amount
Loan commitments:		
Approved loan commitments	$ 12,285,000	$ 10,021,000
Unadvanced portion of construction loans	8,701,000	13,141,000
Unadvanced portion of:		
Commercial lines of credit	24,158,000	20,524,000
Home equity lines of credit	31,535,000	25,472,000
Overdraft protection	712,000	627,000
Credit Cards	2,612,000	2,511,000
Standby letters of credit	2,211,000	2,620,000
	$ 82,214,000	$ 74,916,000

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on the above are primarily variable. Standby letters of credit are written commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of January 1, 2003, newly issued or modified guarantees that are not derivative contracts have been recorded on the Company's consolidated balance sheet at their fair value at inception. No liability related to guarantees was required to be recorded at December 31, 2006 and 2005.

LEGAL PROCEEDINGS

The Company is involved in various legal proceedings which arose during the course of business and are pending against the Company. Management believes the ultimate resolution of these actions and the liability, if any, resulting from such actions will not materially affect the financial condition or results of operations of the Company.

NOTE P – RELATED PARTY TRANSACTIONS

For the years ended December 31, 2006 and 2005, the Bank paid approximately $73,000 and $119,000, respectively, for rent and legal fees, to companies, the principals of which are Directors of the Company.

NOTE Q – REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 that the Bank meets all capital adequacy requirements to which it is subject.

Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, and minority interests less goodwill. Total capital includes the allowance for loan losses (up to a certain amount), perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Risk adjusted assets are assets adjusted for categories of on and off-balance sheet credit risk.

As of December 31, 2006 the most recent notification from the OCC categorized the Bank as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There were no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and Bank's actual capital amounts and ratios compared to required regulatory amounts and ratios are presented below:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
The Company						
Total Capital to Risk Weighted Assets	$ 40,824,000	13.25%	$ 24,556,000	8%	N/A	N/A
Tier I Capital to Risk Weighted Assets	38,719,000	12.57	12,278,000	4	N/A	N/A
Tier I Capital to Average Assets	38,719,000	7.55	20,500,000	4	N/A	N/A
The Bank						
Total Capital to Risk Weighted Assets	$ 37,599,000	12.24%	$ 24,494,000	8%	$30,618,000	10%
Tier I Capital to Risk Weighted Assets	35,493,000	11.55	12,250,000	4	18,374,000	6
Tier I Capital to Average Assets	35,493,000	6.94	20,457,000	4	25,571,000	5
As of December 31, 2005:						
The Company						
Total Capital to Risk Weighted Assets	$ 37,252,000	14.12%	$ 21,106,000	8%	N/A	N/A
Tier I Capital to Risk Weighted Assets	35,493,000	13.45	10,556,000	4	N/A	N/A
Tier I Capital to Average Assets	35,493,000	7.80	18,202,000	4	N/A	N/A
The Bank						
Total Capital to Risk Weighted Assets	$ 34,182,000	13.00%	$ 21,035,000	8%	$26,294,000	10%
Tier I Capital to Risk Weighted Assets	32,423,000	12.33	10,518,000	4	15,778,000	6
Tier I Capital to Average Assets	32,423,000	7.14	18,164,000	4	22,705,000	5

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at either December 31, 2006 or 2005. The estimated fair value amounts for 2006 and 2005 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other companies or banks may not be meaningful.

Cash and due from banks, federal funds sold, interest income receivable, and short-term borrowings are short-term, and therefore, book value is a reasonable estimate of fair value.

The fair value of the Federal Home Loan Bank stock, Federal Reserve Bank stock and other restricted stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par.

The fair value of securities is based on quoted market prices or dealer quotes, if available, or if not available, on dealer quotes for similar instruments.

The fair value of loans held for sale is based on quoted market prices.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgages, commercial mortgages, construction mortgages, commercial, installment and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

Fixed rate loans were priced using the discounted cash flow method. The fair value was determined using a discount rate equivalent to the prevailing market interest rate for similar loans.

Variable rate loans were valued at carrying value due to the frequent repricing characteristics of the portfolio. The remaining portfolio, such as collateral, home equity lines and overdraft protection loans were valued at carrying value due to the frequent repricing characteristics of the portfolios. The fair value of fees associated with off-balance-sheet lending commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Nonperforming loans were valued using either the discounted cash flow method or collateral value, if collateral dependent. Discounted cash flows were determined using a discount rate commensurate with the anticipated risks and repayment period.

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit and other borrowings is based on the discounted value of contractual cash flows that applies interest rates currently offered or that would be paid for deposits or borrowings of similar remaining maturities to a schedule of aggregate expected maturities.

The recorded book balances and estimated fair values of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

	2006		2005	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 29,197,637	$ 29,197,637	$ 18,711,537	$ 18,711,537
Available for sale securities	147,780,275	147,780,275	182,900,358	182,900,358
Held to maturity securities	40,516	39,974	49,035	47,933
Federal Home Loan Bank stock	4,443,400	4,443,400	4,201,200	4,201,200
Federal Reserve Bank stock	225,850	225,850	225,850	225,850
Other restricted stock	80,000	80,000	50,000	50,000
Loans held for sale	1,042,183	1,044,269	-	-
Loans, net	293,900,025	287,636,158	240,681,739	235,006,485
Accrued interest receivable	2,598,726	2,598,726	2,349,092	2,349,092

Financial Liabilities:				
Savings deposits	45,304,667	45,304,667	48,502,205	48,502,205
Money market and demand deposits	139,581,685	139,581,684	146,149,498	146,149,498
Time certificates of deposit	148,542,522	148,804,248	83,218,658	83,382,968
Federal Home Loan Bank advances	67,000,000	66,045,391	73,616,000	72,488,403
Repurchase agreements with financial institutions	47,200,000	46,447,584	66,700,000	65,393,412
Repurchase agreements with customers	12,206,023	12,206,023	9,974,172	9,974,174
Subordinated debt	10,104,000	10,104,000	7,011,000	7,011,000

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2006 and 2005.

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE S – OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive loss is comprised of the following at December 31, 2006 and 2005:

	2006	2005
Unrealized losses on available for sale securities, net of taxes	$ 2,055,909	$ 2,790,159
Unfunded pension liability, net of taxes	760,704	-
	$ 2,816,613	$ 2,790,159

Other comprehensive income for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		
	Before-Tax Amount	Taxes	Net-of-Tax Amount
Unrealized holding gains arising during the period	$ 445,798	$ (151,571)	$ 294,227
Add: reclassification adjustment for losses recognized in net income	666,702	(226,679)	440,023
Unrealized holding gain on available for sale securities, net of taxes	1,112,500	(378,250)	734,250
Unfunded pension liability	(1,152,582)	391,878	(760,704)
Total other comprehensive loss, net of taxes	$(40,082)	$ 13,628	$ (26,454)

	2005		
	Before-Tax Amount	Taxes	Net-of-Tax Amount
Unrealized holding losses on available for sale securities arising during the period	$(2,296,237)	$ 780,721	$ (1,515,516)
Less: reclassification adjustment for gains recognized in net income	(78,949)	26,842	(52,107)
Total other comprehensive loss, net of taxes	$(2,375,186)	$ 807,563	$ (1,567,623)

	2004		
	Before-Tax Amount	Taxes	Net-of-Tax Amount
Unrealized holding losses on available for sale securities arising during the period	$ (1,650,622)	$ 561,212	$ (1,089,410)
Less: reclassification adjustment for gains recognized in net income	(34,450)	11,713	(22,737)
Total other comprehensive loss, net of taxes	$ (1,685,072)	$ 572,925	$ (1,112,147)

NOTE T – FIRST LITCHFIELD FINANCIAL CORPORATION PARENT COMPANY ONLY FINANCIAL INFORMATION

FIRST LITCHFIELD FINANCIAL CORPORATION

Condensed Balance Sheets

	December 31,	
	2006	2005
Assets		
Cash and due from banks	$ 3,167,243	$ 2,973,162
Investment in The First National Bank of Litchfield	32,687,814	29,700,579
Investment in First Litchfield Statutory Trusts I,II	304,000	211,000
Other assets	503,388	423,647
Total Assets	$ 36,662,445	$ 33,308,388
Liabilities and Shareholders' Equity		
Liabilities:		
Subordinated debt	$ 10,104,000	$ 7,011,000
Other liabilities	352,251	327,651
Total Liabilities	10,456,251	7,338,651
Shareholders' equity	26,206,194	25,969,737
Total Liabilities and Shareholders' Equity	$ 36,662,445	$ 33,308,388

Condensed Statements of Income

	Years Ended December 31,		
	2006	2005	2004
Dividends from subsidiary	$ 1,900,000	$1,600,000	$ 955,000
Other expenses, net	764,705	516,979	392,822
Income before taxes and equity in earnings of subsidiary	1,135,295	1,083,021	562,178
Income tax benefit	259,919	175,772	133,366
Income before equity in undistributed earnings of subsidiary	1,395,214	1,258,793	695,544
Equity in undistributed earnings of subsidiary	13,689	2,777,098	3,220,691
Net income	$ 1,408,903	$4,035,891	$3,916,235

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net Income	$1,408,903	$ 4,035,891	$ 3,916,235
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(13,689)	(2,777,098)	(3,220,691)
Other, net	(9,766)	127,013	31,129
Cash provided by operating activities	1,385,448	1,385,806	726,673
Cash flows from investing activities:			
Investment in First Litchfield Statutory Trust II	(93,000)	-	-
Investment in The First National Bank of Litchfield	(3,000,000)	-	-
Cash used in investing activities	(3,093,000)	-	-

Parent Company only, Cash Flows, cont.

Cash flows from financing activities:			
Stock options exercised	138,197	73,747	280,782
Distribution in cash for fractional shares of common stock	(5,266)	(5,952)	(6,392)
Proceeds from issuance of subordinated debt	3,093,000	-	-
Contribution of treasury shares to ESOP	67,592	-	-
Purchase of treasury shares	(109,000)	-	-
Dividends paid on common stock	(1,282,890)	(1,136,010)	(920,061)
Cash provided by (used in) financing activities	1,901,633	(1,068,215)	(645,671)
Net increase in cash and due from banks	194,081	317,591	81,002
Cash and due from banks at the beginning of the year	2,973,162	2,655,571	2,574,569
Cash and due from banks at the end of the year	3,167,243	2,973,162	2,655,571

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with the accountants of the Company or the Bank during the 24 month period prior to December 31, 2006, or subsequently.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act report is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit of possible controls and procedures.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There are no changes in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding Directors and Executive Officers of the Registrant required by this Item pursuant to Item 401 of Regulation S-K is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Sections "Election of Directors" and "Executive Officers," and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 405 of Regulation S-K regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is omitted from this report on Form 10-K and is contained in the Bank's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Section 16(a) Beneficial Ownership Reporting Compliance" and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 407(c)(3) of Regulation S-K regarding material changes, if any, to procedures by which shareholders may recommend nominees to the Board, is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Proposals of Shareholders", and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 407(d)(4) and Item 407(d)(5) of Regulation S-K regarding the audit committee and audit committee financial expert(s), respectively, is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within

120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Corporate Governance," and the information included therein is incorporated by reference.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's Chief (Principal) Executive Officer and Chief (Principal) Financial Officer. Such Code of Ethics may be obtained by any person, without charge, upon request, by writing to: Carroll A. Pereira, Treasurer, First Litchfield Financial Corporation, 13 North Street, Litchfield, CT 06759.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item pursuant to Item 402 of Regulation S-K regarding Directors and Executive Compensation, including the Compensation Discussion & Analysis, is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Sections "Board Compensation" and "Executive Compensation," and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 407(e)(4) of Regulation S-K is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Compensation Committee Interlocks and Insider Participation," and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 407(e)(5) is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Compensation Committee Report," and the information included therein is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item pursuant to Item 403 of Regulation S-K regarding Security Ownership of Certain Beneficial Owners and Management is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Security Ownership of Directors, Nominees and Executive Officers" and "Security Ownership of Certain Beneficial Owners", and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Equity Compensation Plan Information," and the information included therein is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item pursuant to Item 404 of Regulation S-K regarding Certain Relationships and Related Transactions is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Transactions with Related Persons, Promoters and Certain Control Persons" and the information included therein is incorporated by reference.

Information required by this Item pursuant to Item 407(a) of Regulation S-K regarding the independence of directors is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Corporate Governance," and the information included therein is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item regarding Principal Accounting Fees and Services is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Ratification of the Appointment of Independent Auditors," and the information included therein is incorporated by reference.

Information required by this Item regarding pre-approval policies for audit and non-audit services is omitted from this report on Form 10-K and is contained in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2007 to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, under the Section "Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditors," and the information included therein is incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Certificate of Incorporation of First Litchfield Financial Corporation, as amended. Exhibit is incorporated by reference to Exhibit 3.1 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
3.2	Bylaws of First Litchfield Financial Corporation, as amended. Exhibit is incorporated by reference to Exhibit 3.2 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
4.	Specimen Common Stock Certificate. Exhibit is incorporated by reference to Exhibit 4. set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.1	1990 Stock Option Plan for Company's President and Chief Executive Officer, as amended. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.2	1994 Stock Option Plan for Officers and Outside Directors. Exhibit is incorporated by reference to Exhibit 10.2 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.3	Supplemental Executive Retirement Agreement between Company and Jerome J. Whalen. Exhibit is incorporated by reference to Exhibit 10.3 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.4	Change in Control Agreement between Carroll A. Pereira and Company. Exhibit is incorporated by reference to Exhibit 10.6 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.5	Supplemental Employee Retirement Agreement between the Company and Walter Hunt. Exhibit is incorporated by reference to Exhibit 10.9 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.

10.6 Deferred Directors' Fee Plan. Exhibit is incorporated by reference to Exhibit 10.10 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.

10.11 Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.11 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.

10.12 Executive Supplemental Compensation Agreement dated November 21, 2000 between the Company and Jerome J. Whalen. Exhibit is incorporated by reference to Exhibit 10.12 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.12 Split Dollar Agreement with Salisbury Bank as Trustee dated November 21, 2000.
Exhibit is incorporated by reference to Exhibit 10.13 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.13 The Rabbi Trust Agreement with Salisbury Bank as Trustee dated November 21, 2000. Exhibit is incorporated by reference to Exhibit 10.14 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.14 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Jerome J. Whalen and the Bank dated December 28, 2000. Exhibit is incorporated by reference to Exhibit 10.15 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.15 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Carroll A. Pereira and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.16 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.16 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Philip G. Samponaro and the Bank dated December 19, 2000. Exhibit is incorporated by reference to Exhibit 10.17 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.17 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Revere H. Ferris and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.18 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.18 The First National Bank of Litchfield Executive Incentive Retirement Agreement between John S. Newton and the Bank dated December 21, 2000. Exhibit is incorporated by reference to Exhibit 10.19 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.19 The First National Bank of Litchfield Director Incentive Retirement Agreement between Charles E. Orr and the Bank dated November 29, 2000. Exhibit is incorporated by reference to Exhibit 10.20 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.20 The First National Bank of Litchfield Director Incentive Retirement Agreement between Patricia D. Werner and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.21 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.21 The First National Bank of Litchfield Director Incentive Retirement Agreement between Clayton L. Blick and the Bank dated December 4, 2000. Exhibit is incorporated by reference to Exhibit 10.22 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.22 The First National Bank of Litchfield Director Incentive Retirement Agreement between George M. Madsen and the Bank dated December 7, 2000. Exhibit is incorporated by reference to Exhibit 10.23 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.23 The First National Bank of Litchfield Director Incentive Retirement Agreement between William J. Sweetman and the Bank dated December 20, 2000. Exhibit is incorporated by reference to Exhibit 10.24 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.24 The First National Bank of Litchfield Director Incentive Retirement Agreement between H. Ray Underwood and the Bank dated December 20, 2000. Exhibit is incorporated by reference to Exhibit 10.25 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.25 The First National Bank of Litchfield Director Incentive Retirement Agreement between Bernice D. Fuessenich and the Bank dated December 21, 2000. Exhibit is incorporated by reference to Exhibit 10.26 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.26 The First National Bank of Litchfield Director Incentive Retirement Agreement between Thomas A. Kendall and the Bank dated December 26, 2000. Exhibit is incorporated by reference to Exhibit 10.27 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.27 The First National Bank of Litchfield Director Incentive Retirement Agreement between Ernest W. Clock and the Bank dated December 26, 2000. Exhibit is incorporated by reference to Exhibit 10.28 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.28 The First National Bank of Litchfield Director Incentive Retirement Agreement between Perley H. Grimes and the Bank dated December 27, 2000. Exhibit is incorporated by reference to Exhibit 10.29 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.29 The First National Bank of Litchfield Director Incentive Retirement Agreement between John H. Field and the Bank dated December 4, 2000. Exhibit is incorporated by reference to Exhibit 10.30 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.30 Early Retirement Agreement between Jerome J. Whalen and The First National Bank of Litchfield dated April 2, 2002. Exhibit is incorporated by reference to Exhibit 10.31 set forth in the Company's 10-QSB for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission on May 14, 2002.

10.31 Executive Change in Control Agreement between Joseph J. Greco and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.32 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.32 Executive Change in Control Agreement between Carroll A. Pereira and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.33 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.33 Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.37 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.33.1 The First National Bank of Litchfield Director Incentive Retirement Agreement between Alan B. Magary and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.38 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.34 The First National Bank of Litchfield Director Incentive Retirement Agreement between Gregory S. Oneglia and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.39 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.35 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Joseph J. Greco and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.40 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.33 Executive Change in Control Agreement between Carroll A. Pereira and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.42 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.34 Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.46 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.35 Split dollar life agreement between Joelene E. Smith and the Company. Exhibit is incorporated by reference to Exhibit 10.47 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.36 Split dollar life agreement between Laura R. Szablak and the Company. Exhibit is incorporated by reference to Exhibit 10.48 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.37 Split dollar life agreement between Patricia A. Carlson and the Company. Exhibit is incorporated by reference to Exhibit 10.49 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.38 Split dollar life agreement between Kathleen McGarry and the Company. Exhibit is incorporated by reference to Exhibit 10.50 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.39 Split dollar life agreement between Cynthia Showalter and the Company. Exhibit is incorporated by reference to Exhibit 10.51 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.40 Amended and Restated Declaration of Trust of First Litchfield Statutory Trust I. Exhibit is incorporated by reference to Exhibit 10.52 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.41 Indenture for the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033. Exhibit is incorporated by reference to Exhibit 10.53 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.54 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Joelene E. Smith and the Bank dated December 22, 2003. Exhibit is incorporated by reference to Exhibit 10.54 set forth in the

Company's 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 30, 2004.

10.43 Early Retirement Agreement between Philip G. Samponaro and The First National Bank of Litchfield dated January 26, 2004. Exhibit is incorporated by reference to Exhibit 10.55 set forth in the Company's 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 30, 2004.

10.44 The First National Bank of Litchfield Director Incentive Retirement Agreement between Kathleen A. Kelley and the Bank dated September 1, 2004. Exhibit is incorporated by reference to Exhibit 10.56 set forth in the Company's 10-QSB for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 14, 2004.

10.57 Amendment to The First National Bank of Litchfield Director Incentive Retirement Agreement between Alan B. Magary and the Bank dated August 26, 2004. Exhibit is incorporated by reference to Exhibit 10.57 set forth in the Company's 10-QSB for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 14, 2004.

10.58 Executive Change in Control Agreement between Robert E. Teittinen and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.58 set forth in the Company's 10-Q for the quarter ended September 30, 2005 as filed with the Securities and Exchange Commission on November 14, 2005.

10.59 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Robert E. Teittinen and the Bank dated November 21, 2005. Exhibit is incorporated by reference to Exhibit 10.59 set forth in the Company's 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on March 30, 2006.

10.60 The First National Bank of Litchfield Supplemental Executive Retirement Agreement between Joseph J. Greco and the Bank dated April 27, 2006. Exhibit is incorporated by reference to Exhibit 10.60 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.61 The First National Bank of Litchfield Supplemental Executive Retirement Agreement between Carroll A. Pereira and the Bank dated April 27, 2006. Exhibit is incorporated by reference to Exhibit 10.61 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.50 The First National Bank of Litchfield Supplemental Executive Retirement Agreement between Joelene E. Smith and the Bank dated April 27, 2006. Exhibit is incorporated by reference to Exhibit 10.62 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.51 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Frederick F. Judd, III and the Bank dated April 28, 2006. Exhibit is incorporated by reference to Exhibit 10.63 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.52 Executive Change in Control Agreement between Joseph J. Greco and the Company and the Bank dated May 26, 2006. Exhibit is incorporated by reference to Exhibit 10.64 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.53 Executive Change in Control Agreement between Carroll A. Pereira and the Company and the Bank dated May 26, 2006. Exhibit is incorporated by reference to Exhibit 10.65 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.54 Executive Change in Control Agreement between Joelene E. Smith and the Company and the Bank dated May 26, 2006. Exhibit is incorporated by reference to Exhibit 10.66 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.55	Executive Change in Control Agreement between Robert E. Teittinen and the Company and the Bank dated May 26, 2006. Exhibit is incorporated by reference to Exhibit 10.67 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.
10.56	Executive Change in Control Agreement between Frederick F. Judd, III and the Company and the Bank dated May 26, 2006. Exhibit is incorporated by reference to Exhibit 10.68 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.
10.57	Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.69 set forth in the Company's 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.
21.	List of Subsidiaries of First Litchfield Financial Corporation
23.	Consent of McGladrey & Pullen, LLP.
31.1	Certification of Chief Executive Officer of the Company.
31.2	Certification of Chief Financial Officer of the Company.
32.0	Certification of Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2007

FIRST LITCHFIELD FINANCIAL CORPORATION

By: /s/ Joseph J. Greco
Joseph J. Greco, President and
Chief Executive Officer

Dated: March 29, 2007

By: /s/ Carroll A. Pereira
Carroll A. Pereira,
Principal Accounting Officer
and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Joseph J. Greco Joseph J. Greco	President, Chief Executive Officer and Director	3/29/07
/s/ Patrick J. Boland Patrick J. Boland	Director	3/29/07
/s/ John A. Brighenti John A. Brighenti	Director	3/29/07
/s/ Perley H. Grimes, Jr. Perley H. Grimes, Jr.	Director	3/29/07
/s/ Kathleen A. Kelley Kathleen A. Kelley	Director	3/29/07
/s/ George M. Madsen George M. Madsen	Director	3/29/07
/s/ Alan B. Magary Alan B. Magary	Director	3/29/07
/s/ Gregory S. Oneglia Gregory S. Oneglia	Director	3/29/07
/s/ Charles E. Orr Charles E. Orr	Director	3/29/07
/s/ Richard E. Pugh Richard E. Pugh	Director	3/29/07
/s/ William J. Sweetman William J. Sweetman	Director	3/29/07
/s/ H. Ray Underwood H. Ray Underwood	Director	3/29/07
/s/ Patricia D. Werner Patricia D. Werner	Director	3/29/07

This Page Intentionally Left Blank

The First National Bank of Litchfield Officers

Charles E. Orr
Chairman of the Board

Joseph J. Greco
President
& Chief Executive Officer

George M. Madsen
Secretary

Frederick F. Judd, III
Senior Vice President –
Trust & Wealth Management

Carroll A. Pereira
Senior Vice President
& Chief Financial Officer

Joelene E. Smith
Senior Vice President –
Bank Operations

Robert E. Teittinen
Senior Vice President
& Senior Loan Officer,
CRA Officer

Susan E. Anderson
Vice President
& Portfolio Manager –
Trust & Wealth Management

Edgar S. Auchincloss
Vice President
& Senior Banking Officer

Lauren D. Barstow
Vice President
& Branch Manager –
Litchfield

Patricia A. Carlson
Vice President
& Senior Trust Officer

Belinda L. DiPietro
Vice President –
Loan Operations Manager

Celeste F. Echlin
Vice President –
Commercial Lending Officer

Cheryl J. Federico
Vice President –
Residential Mortgage

Kris Grainger
Vice President –
Credit Department Manager

Lourena G. Helt
Vice President –
Market Manager

Deborah Jacobson
Vice President –
Compliance, Bank Secrecy
and Privacy Act Officer

Nancy T. Kiely
Vice President
& Chief Investment Officer –
Trust & Wealth Management

Thomas J. Mango
Vice President –
Commercial Loan Officer

Kathleen M. Martin
Vice President – Marketing

James F. Matthiessen
Vice President –
Information Technology

Kathleen K. McGarry
Vice President –
Market Manager

Scott Nardozzi
Vice President –
Retail Branch Sales Manager

Saroeun Neak
Vice President –
Accountant

David L. Oliver
Vice President –
Retail Banking

Mark A. Ronaldes
Vice President –
Commercial Loan Officer

Gina B. Scherbner
Vice President –
Small Business
Development Officer

Cynthia H. Showalter
Vice President –
Branch Administration

Arthur W. Stowe
Vice President
& Trust Officer

Laura R. Szablak
Vice President
& Controller

Paul A. Tripaldi
Vice President –
Commercial Loan Officer

Dawn P. White
Vice President &
Branch Manager –
New Milford

Tracey E. Bleiler
Assistant Vice President
& Branch Manager –
Canton

Robert A. Britton
Assistant Vice President
& Branch Manager –
Torrington North

Kim B. Ciccarello
Assistant Vice President –
Residential Mortgage Officer

Nicholas L. Guerrera
Assistant Vice President –
Deposit Operations Manager

Dale A. Leifert
Assistant Vice President
& Branch Manager –
Goshen

Claudia A. Neri
Assistant Vice President
& Branch Manager –
Torrington Hilltop

Linda L. Stanley
Assistant Vice President
& Branch Manager –
Roxbury

Pamela P. Wray
Assistant Vice President
& Trust Officer

Karen L. Spencer
Assistant Secretary
& Human Resources Manager

Coral W. Ozerhoski
Trust Officer

Dana E. DiBrino
Trust Administrator

Michelle L. Quigley
Executive Assistant
& Assistant Secretary

Laura L. Girolimon
Commercial Loan
Operations Officer

Melynda C. Good
Consumer Loan Officer

Krista A. Moran
Loan Operations Officer

Amy E. Ouellette
Residential Mortgage Officer

Deborah D. Rager
Loan Collection Officer

Mari Acton
Banking Officer
& Assistant Branch Manager –
Marble Dale

Lynn M. Cossette
Banking Officer
& Assistant Branch Manager –
Litchfield

Jill K. Glynn
Banking Officer
& Assistant Branch Manager –
Canton

Lillian R. Neale
Banking Officer
& Assistant Branch Manager –
Torrington North

Debra L. Swift
Banking Officer
& Assistant Branch Manager –
Washington Depot

Directors

Patrick J. Boland, *Retired*
Former Managing Director
Credit Suisse First Boston

John A. Brighenti
Vice President and Owner –
Avon Plumbing & Heating Co., Inc.

Joseph J. Greco
President of the Company
and the Bank

Perley H. Grimes, Jr.
Partner in the Law Firm of
Cramer & Anderson LLP

Kathleen A. Kelley
CPA, Member –
Kelley & Company, LLC

George M. Madsen, *Retired*
Formerly served as President of
Roxbury Associates, Inc.

Alan B. Magary
Retired airline executive and consultant

Gregory S. Oneglia
Vice-Chairman of O&G Industries, Inc.

Charles E. Orr, *Retired*
Formerly served as President of
New Milford Volkswagen, Inc.

Richard E. Pugh, *Retired*
Former President and CEO of
New Milford Hospital

William J. Sweetman
President and Owner of
Dwan & Company, Inc.

H. Ray Underwood
Secretary and Treasurer of
Underwood Services, Inc.

Patricia D. Werner
Head of School,
Washington Montessori School

Clayton L. Blick, *Director Emeritus*

OFFICERS FIRST LITCHFIELD FINANCIAL CORPORATION

Joseph J. Greco
President & Chief Executive Officer

Carroll A. Pereira
Treasurer

George M. Madsen
Secretary

Michelle L. Quigley
Assistant Secretary

OFFICERS FIRST LITCHFIELD LEASING CORPORATION

Glenn R. Mason
President

Linda M. Parady
Vice President

The First National Bank of Litchfield Advisory Committees

Canton
Stephen E. Cadieux, CPA
Gregory F. DeManche, Esq.
Jaye Donaldson
Arthur R. Godbout, Jr.
James Morneau
Lisa K. Rarus
Steven Stang
Rollie Sterrett
Kevin Witkos

Goshen/Cornwall
John F. Boyd
Nicholas F. Galluccio
J. Dave Garvey
Louise Houk
Michael Kearns
Edward Kenniston
Johanna B. Kimball
Carol Lugar
Martin Marola
Charles W. Olsen

Litchfield/Morris
John Acerbi
Mark E. Bishoff, CPCU
Peter Carpenter
James B. Crampton
John Fahey, Jr.
Kent Gilyard
Sidney Koch
Peter Koutroumanis
Ted Murphy
Leo Paul, Jr.
Denise Raap
Michael D. Rybak, Esq.
Richard P. Skilton
Danuta Thibodeau, Ph.D.
Alan G. Towne

New Milford
Peter A. Arturi, Esq.
David Begin
Carl M. Dunham, Jr., Esq.
Robert Ellis
Richard F. Herrington
Robert McDermott
James M. Powers, Esq.
Deborah Pritchard
Priscilla Williams, CPA
Ralph Williams, CPA

Torrington
Jack Baer
Thomas Barron, CPA
Jeff Borghesi
Paul Casali
David Dean
Charles R. Ebersol, Jr., Esq.
Daniel J. McIntyre
Gregory L. Mele
Michael Nejaime
Kevin Nelson
Guy Rovezzi
Alan Seitz
Jeff Smith
Ray Turri

Washington/Roxbury/Marble Dale
Michael Ackerman
Percy R. Allmand
Richard Assenza
Bradley W. Dutcher
Philip M. Farmer
Bill Fore
Susan G. Graham
Barbara Henry
Robert E. Kane, O.D.
David Miles
John Millington
Reese T. Owens
Rev. David Peters
Richard C. Sears
Seymour Surnow

Locations

MAIN OFFICE

13 North Street • P.O. Box 578
Litchfield, Connecticut 06759
860-567-8752
www.fnbl.com

OFFICES

Canton
188 Albany Turnpike
Canton, CT 06019
(860) 352-9100

Goshen
Routes 4 & 63
4 Sharon Turnpike
Goshen, CT 06756
(860) 491-4001

Marble Dale
Route 202
253 New Milford Turnpike
Marble Dale, CT 06777
(860) 868-7337

New Milford
100 Park Lane
P.O. Box 269
New Milford, CT 06776
(860) 210-2300

Roxbury
Route 67
26 North Street
Roxbury, CT 06783
(860) 350-3199

Torrington Hilltop
1057 Torringford Street
Torrington, CT 06790
(860) 626-7700

Torrington North
397 Main Street
Torrington, CT 06790
(860) 626-1900

Washington Depot
7 Bryan Plaza
Washington Depot, CT 06794
(860) 868-7386

Trust and Wealth Management
40 West Street
Litchfield, CT 06759
(860) 567-6434

First Litchfield Leasing Corporation
1057 Torringford Street
Torrington, CT 06790
(860) 626-7714

Cover from an original watercolor by Randy Manulla



END


The First
National Bank

First Litchfield Financial Corporation and its Subsidiaries
The First National Bank of Litchfield • 13 North Street • Litchfield, Connecticut
First Litchfield Leasing Corporation • 1057 Torringford Street • Torrington, Connecticut